
12028223


SEC MAIL PROCESSING
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OCT 0 2 2012
WASH, D.C.
196
SECTION

UNITED STATES
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the 28 day of September, 2012.

REPUBLIC OF PANAMA

By: ____________________
Mahesh C. Khemlani
Vice Minister of Finance of the Republic of Panama

REPÚBLICA DE PANAMÁ
ASAMBLEA NACIONAL
LEGISPAN
LEGISLACIÓN DE LA REPÚBLICA DE PANAMÁ

Tipo de Norma: LEY

Número: 74 *Referencia:*

Año: 2011 *Fecha(dd-mm-aaaa):* 11-10-2011

Titulo: QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DEL 2012.

Dictada por: ASAMBLEA NACIONAL

Gaceta Oficial: 26890-A *Publicada el:* 11-10-2011

Rama del Derecho: DER. FINANCIERO, DER. ADMINISTRATIVO

Palabras Claves: Organización Gubernamental, Tasa y tarifas, Régimen fiscal, Presupuesto, Código Fiscal, Finanzas públicas

Páginas: 132 *Tamaño en Mb:* 17.800

Rollo: 587 *Posición:* 1527



LEY 74

De 11 de octubre de 2011

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2012

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2012 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	6,614,116,767	1,915,278,430	8,529,395,197	4,735,153,336	3,794,241,861	8,529,395,197
1. INSTITUCIONES DESCENTRALIZADAS	3,433,236,600	831,628,600	4,264,865,200	2,993,129,051	1,271,736,149	4,264,865,200
2. EMPRESAS PÚBLICAS	911,315,220	177,436,200	1,088,751,420	770,313,620	318,437,800	1,088,751,420
3. INTERMEDIARIOS FINANCIEROS	510,197,100	1,672,084,100	2,182,281,200	434,420,200	1,747,861,000	2,182,281,200
TOTAL	11,468,865,687	4,596,427,330	16,065,293,017	8,933,016,207	7,132,276,810	16,065,293,017
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,110,022,916	504,102,500	1,614,125,416	1,110,022,916	504,102,500	1,614,125,416
TOTAL PRESUPUESTO GENERAL DEL ESTADO	10,358,842,771	4,092,324,830	14,451,167,601	7,822,993,291	6,628,174,310	14,451,167,601





ARTÍCULO 2. Apruébanse los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,345,908,998	687,035,302	812,363,416	0	889,853,620	4,735,153,336
1. INSTITUCIONES DESCENTRALIZADAS	1,574,330,302	1,392,997,949	0	25,800,800	0	2,993,129,051
2. EMPRESAS PÚBLICAS	421,455,220	63,824,200	6,450,000	264,643,900	13,940,300	770,313,620
3. INTERMEDIARIOS FINANCIEROS	323,971,800	105,231,000	0	0	5,217,400	434,420,200
TOTAL	**4,665,658,320**	**2,249,088,451**	**818,813,416**	**290,444,700**	**909,011,320**	**8,933,016,207**

ARTÍCULO 3. Apruébanse los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,819,696,009	41,594,172	495,202,200	437,749,480	3,794,241,861
1. INSTITUCIONES DESCENTRALIZADAS	1,254,808,500	16,927,649	0	0	1,271,736,149
2. EMPRESAS PUBLICAS	257,252,800	38,123,600	0	23,061,400	318,437,800
3. INTERMEDIARIOS FINANCIEROS	1,721,059,000	13,631,000	0	13,171,000	1,747,861,000
TOTAL	**6,052,816,309**	**110,276,421**	**495,202,200**	**473,981,880**	**7,132,276,810**

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	6,917,135,729	47.87
DESARROLLO DE LA INFRAESTRUCTURA	1,172,763,420	8.12
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,987,092,544	20.67
SERVICIOS GENERALES	2,000,847,808	13.85
SERVICIO DE LA DEUDA PÚBLICA	1,373,328,100	9.50
TOTAL	**14,451,167,601**	**100.00**





CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2012 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**9,994,858,351**
INGRESOS CORRIENTES	9,446,473,851
RECURSOS DEL PATRIMONIO	504,686,800
DONACIONES	39,197,700
TRANSF. OTRO	4,500,000
GASTOS CORRIENTES	**7,406,581,092**
SERVICIOS PERSONALES	2,824,694,707
SERVICIOS NO PERSONALES	790,813,423
MATERIALES Y SUMINISTROS	600,400,070
MAQUINARIA Y EQUIPO	60,034,221
INVERSIÓN FINANCIERA	36,384,900
TRANSFERENCIAS CORRIENTES	2,108,191,151
ASIGNACIONES GLOBALES	25,138,300
SEGURO EDUCATIVO	66,543,300
INTERESES DE LA DEUDA	894,181,020
INTERNA	68,449,192
EXTERNA	825,731,828
SUPERÁVIT/DEFÍCIT CORRIENTE	**2,039,892,759**
INVERSIÓN	**3,235,828,809**
CORRIENTE	3,235,828,809
BALANCE	**-647,551,550**
FINANCIAMIENTO	**647,551,550**
INTERNO NETO	-433,677,004
CRÉDITO INTERNO	25,706,700
SALDO EN CAJA	33,469,800
USO RESERVA	360,566,000
INVERSIÓN FINANCIERA	806,687,000
AMORTIZACIÓN	-46,732,004
EXTERNO NETO	1,081,228,554
CRÉDITO EXTERNO	1,488,329,630
AMORTIZACIÓN	407,101,076





TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2012 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	8,529,395,197	TOTAL	8,529,395,197
1. INGRESOS CORRIENTES	**6,614,116,767**	**1. GASTOS CORRIENTES**	4,735,153,336
1.1. INGRESOS TRIBUTARIOS	4,370,884,069	1.1. GASTOS DE OPERACIÓN	2,345,900,998
1.1.1. IMPUESTOS DIRECTOS	2,200,985,928		
1.1.2. IMPUESTOS INDIRECTOS	2,169,898,141	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,499,398,718
		TRANSFERENCIAS CORRIENTES	687,035,302
1.2. INGRESOS NO TRIBUTARIOS	2,078,249,198	TRANSFERENCIAS PROPIAS	477,512,502
1.2.1. RENTA DE ACTIVOS	25,973,000	TRANSFERENCIAS C S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	952,156,300	SUBSIDIOS	812,363,416
1.2.3. TRANSFERENCIAS CORRIENTES	9,403,886	1.3. INTERESES DE LA DEUDA PÚBLICA	889,853,620
1.2.4. TASAS Y DERECHOS	752,923,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	6,436,700		
1.2.6. INGRESOS VARIOS	40,911,612		
1.2.7. APORTE AL FISCO	290,444,700		
1.3. OTROS INGRESOS CORRIENTES	89,983,500		
1.3.2. INTERESES Y COMISIONES GANADOS	89,983,500		
1.4 SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	75,000,000		
2. INGRESOS DE CAPITAL	**1,915,278,430**	**2. GASTOS DE CAPITAL**	3,794,241,861
2.1. RECURSOS DEL PATRIMONIO	411,659,200	(Maquinaria y Equipo e Inversión Financiera)	2,819,606,009
2.1.1. VENTA DE ACTIVOS	400,000,000	2.2. OTROS GASTOS DE CAPITAL	41,594,172
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	11,400,300	2.3. TRANSFERENCIAS DE CAPITAL	495,202,200
2.1.4. RECUPERACIÓN DE COLOCACIONES	258,900	2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	437,749,480
2.2. RECURSOS DEL CRÉDITO	1,469,621,030		
2.2.1. CRÉDITO INTERNO	22,706,200		
2.2.2. CRÉDITO EXTERNO	1,446,914,830		
2.3. OTROS INGRESOS DE CAPITAL	26,967,900		
2.3.2. TRANSFERENCIA DE CAPITAL	26,967,900		
2.4. SALDO EN CAJA Y BANCO	7,030,300		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,030,300		





ARTÍCULO 7. Apruébanse los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,345,900,998**	**687,035,302**	**812,363,416**	**889,853,620**	**4,735,153,336**
ASAMBLEA NACIONAL	59,343,000	1,407,400	0	0	60,750,400
CONTRALORÍA GENERAL DE LA REPÚBLICA	82,222,400	375,200	0	0	82,597,600
MINISTERIO DE LA PRESIDENCIA	70,266,100	667,400	8,132,000	0	79,065,500
MINISTERIO DE RELACIONES EXTERIORES	46,779,900	2,257,500	0	0	49,037,400
MINISTERIO DE EDUCACIÓN	729,437,800	26,169,200	302,706,916	0	1,058,313,916
MINISTERIO DE COMERCIO E INDUSTRIAS	24,168,100	3,366,700	20,326,600	0	47,861,400
MINISTERIO DE OBRAS PÚBLICAS	31,554,500	60,500	0	0	31,615,000
MINISTERIO DE DESARROLLO AGROPECUARIO	36,159,911	1,311,333	21,179,000	0	58,650,244
MINISTERIO DE SALUD	389,957,000	231,514,400	340,230,000	0	961,701,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	20,280,200	438,900	0	0	20,719,100
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	19,792,120	165,400	18,235,800	0	38,193,320
MINISTERIO DE ECONOMÍA Y FINANZAS	111,609,143	326,748,757	79,872,700	0	518,230,600
MINISTERIO DE GOBIERNO	65,675,954	35,780,460	11,000,000	0	112,456,414
MINISTERIO DE SEGURIDAD PÚBLICA	424,353,500	48,396,300	0	0	472,749,800
MINISTERIO DE DESARROLLO SOCIAL	17,414,535	2,096,250	10,680,400	0	30,191,185
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,203,500	50,000	0	0	2,253,500
ÓRGANO JUDICIAL	79,716,037	516,100	0	0	80,232,137
PROCURADURÍA GENERAL DE LA NACIÓN	72,162,500	792,100	0	0	72,954,600
PROCURADURÍA DE LA ADMINISTRACIÓN	3,358,600	200,800	0	0	3,559,400
TRIBUNAL ELECTORAL	31,141,200	4,423,100	0	0	35,564,300
FISCALÍA GENERAL ELECTORAL	3,538,800	0	0	0	3,538,800
OTROS GASTOS DE LA ADMINISTRACIÓN	13,731,200	61,800	0	0	13,793,000
TRIBUNAL DE CUENTAS	2,805,058	31,042	0	0	2,836,100
FISCALÍA DE CUENTAS	2,696,840	48,360	0	0	2,745,200
DEFENSORÍA DEL PUEBLO	5,533,100	156,300	0	0	5,689,400
DEUDA PÚBLICA	0	0	0	889,853,620	889,853,620





ARTÍCULO 8. Apruébanse los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,819,696,009**	**41,594,172**	**495,202,200**	**437,749,480**	**3,794,241,861**
ASAMBLEA NACIONAL	14,588,500	530,000	0	0	15,118,500
CONTRALORÍA GENERAL DE LA REPÚBLICA	2,857,500	2,701,500	0	0	5,559,000
MINISTERIO DE LA PRESIDENCIA	810,787,300	0	37,300,000	0	848,087,300
MINISTERIO DE RELACIONES EXTERIORES	16,907,500	735,000	0	0	17,642,500
MINISTERIO DE EDUCACIÓN	213,933,300	0	189,763,000	0	403,696,300
MINISTERIO DE COMERCIO E INDUSTRIAS	16,448,900	1,609,700	77,821,000	0	95,879,600
MINISTERIO DE OBRAS PÚBLICAS	723,491,700	426,600	0	0	723,918,300
MINISTERIO DE DESARROLLO AGROPECUARIO	81,898,400	670,400	20,356,600	0	102,925,400
MINISTERIO DE SALUD	238,289,409	1,285,600	61,829,500	0	301,404,509
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,789,000	0	29,609,600	0	32,398,600
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	121,653,500	0	3,732,500	0	125,386,000
MINISTERIO DE ECONOMÍA Y FINANZAS	202,102,700	2,932,100	9,646,300	0	214,681,100
MINISTERIO DE GOBIERNO	103,616,100	1,925,374	60,615,000	0	166,156,474
MINISTERIO DE SEGURIDAD PÚBLICA	56,283,200	19,344,600	0	0	75,627,800
MINISTERIO DE DESARROLLO SOCIAL	161,844,500	239,715	4,528,700	0	166,612,915
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	347,300	0	0	347,300
ORGANO JUDICIAL	24,475,400	2,043,983	0	0	26,519,383
PROCURADURÍA GENERAL DE LA NACIÓN	10,000,000	3,052,700	0	0	13,052,700
PROCURADURÍA DE LA ADMINISTRACIÓN	20,600	320,000	0	0	340,600
TRIBUNAL ELECTORAL	16,818,000	3,019,200	0	0	19,837,200
FISCALÍA GENERAL ELECTORAL	0	71,000	0	0	71,000
OTROS GASTOS DE LA ADMINISTRACIÓN	0	239,000	0	0	239,000
TRIBUNAL DE CUENTAS	375,500	0	0	0	375,500
FISCALÍA DE CUENTAS	250,000	0	0	0	250,000
DEFENSORÍA DEL PUEBLO	265,000	100,400	0	0	365,400
DEUDA PÚBLICA	0	0	0	437,749,480	437,749,480



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébanse el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2012 por un monto de B/.8,529,395,197 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	8,529,395,197
0.55.1.0.0.0.00	INGRESOS CORRIENTES	6,614,116,767
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	4,370,884,069
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,200,985,928
0.55.1.1.1.1.00	SOBRE LA RENTA	1,834,910,000
0.55.1.1.1.1.01	PERSONA NATURAL	45,510,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	879,120,000
0.55.1.1.1.1.03	PLANILLA	449,550,000
0.55.1.1.1.1.04	DIVIDENDOS	107,800,000
0.55.1.1.1.1.05	COMPLEMENTARIO	100,800,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	64,380,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	28,750,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	48,000,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	50,000,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	61,000,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	295,685,128
0.55.1.1.1.2.01	INMUEBLES	197,000,000
0.55.1.1.1.2.02	AVISOS DE OPERACIÓN DE EMPRESAS	98,685,128
0.55.1.1.1.4.00	SEGURO EDUCATIVO	70,390,800
0.55.1.1.1.4.99	SEGURO EDUCATIVO	70,390,800
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,169,898,141
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,179,905,141
0.55.1.1.2.1.01	IMPORTACIÓN	522,560,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	657,345,141
0.55.1.1.2.2.00	IMPORTACIÓN	453,000,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS, ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE, GRASAS Y MINERALES	100,000





0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	343,850,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	473,893,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	50,000,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	207,000,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	38,000,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	17,000,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,500,000
0.55.1.1.2.4.09	CONSUMO VARIOS	35,743,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	500,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	30,000,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,150,000
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	33,000,000
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	53,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	41,100,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	20,298,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	20,802,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	22,000,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	22,000,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,078,249,198
0.55.1.2.1.0.00	RENTA DE ACTIVOS	25,973,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	15,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	9,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	5,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000





0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	952,156,300
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	835,156,300
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	660,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	90,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	12,956,300
0.55.1.2.2.1.09	DIVIDENDOS PTP	2,200,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	99,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	96,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	3,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	18,000,000
0.55.1.2.2.5.01	SEÑOREAJE	18,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	9,403,886
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	5,769,114
0.55.1.2.3.2.05	SIACAP	22,559
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	3,006,163
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	131,262
0.55.1.2.3.2.16	ACODECO	39,622
0.55.1.2.3.2.17	REGISTRO PÚBLICO	88,910
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	60,232
0.55.1.2.3.2.20	IFARHU	246,617
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	73,402
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	60,321
0.55.1.2.3.2.25	IDIAP	75,128
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	38,611
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	3,031
0.55.1.2.3.2.30	INAC	117,515
0.55.1.2.3.2.35	PANDEPORTES	115,542
0.55.1.2.3.2.37	INADEH	186,362
0.55.1.2.3.2.38	ANAM	154,166
0.55.1.2.3.2.40	IPHE	82,777
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	133,677
0.55.1.2.3.2.42	IPACOOP	101,555
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	9,839
0.55.1.2.3.2.44	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	104,311
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	99,283
0.55.1.2.3.2.46	AMPYME	66,289
0.55.1.2.3.2.47	AUTORIDAD INNOVACIÓN GUBERNAMENTAL	82,629
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	69,593
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	357,845
0.55.1.2.3.2.94	UNACHI	51,161
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	133,704
0.55.1.2.3.2.96	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	57,008
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,297,022
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMÁ	100,729
0.55.1.2.3.3.08	BINGOS NACIONALES	16,190
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	65,983
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	70,234
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	75,354



0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	80,558
0.55.1.2.3.3.43	ASEO URBANO Y DOMICILIARIO	74,845
0.55.1.2.3.3.66	IDAAN	313,533
0.55.1.2.3.3.70	IMA	85,358
0.55.1.2.3.3.78	ETESA	84,217
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	223,014
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	107,007
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	627,794
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	69,166
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	254,091
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	94,514
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	114,066
0.55.1.2.3.4.60	CAJA DE AHORROS	14,991
0.55.1.2.3.4.80	SUPERINTENDENCIA DEL MERCADO DE VALORES	38,715
0.55.1.2.3.4.90	ISA	42,251
0.55.1.2.3.6.00	MUNICIPIOS	1,339,556
0.55.1.2.3.6.01	AGUADULCE	60,267
0.55.1.2.3.6.02	ALANJE	13,316
0.55.1.2.3.6.05	BOCAS DEL TORO	54,787
0.55.1.2.3.6.06	BOQUERÓN	15,530
0.55.1.2.3.6.07	BOQUETE	13,316
0.55.1.2.3.6.09	CAPIRA	26,632
0.55.1.2.3.6.10	CHAME	30,368
0.55.1.2.3.6.11	CHEPO	31,475
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	48,491
0.55.1.2.3.6.14	DOLEGA	13,316
0.55.1.2.3.6.15	LAS TABLAS	71,638
0.55.1.2.3.6.16	COLÓN	96,294
0.55.1.2.3.6.17	ANTÓN	35,631
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	62,896
0.55.1.2.3.6.19	SAN CARLOS	26,632
0.55.1.2.3.6.20	CHANGUINOLA	19,763
0.55.1.2.3.6.21	LOS SANTOS	58,024
0.55.1.2.3.6.30	DAVID	48,975
0.55.1.2.3.6.40	BARÚ	26,632
0.55.1.2.3.6.50	CHITRÉ	74,328
0.55.1.2.3.6.75	LA CHORRERA	52,519
0.55.1.2.3.6.76	PANAMÁ	164,613
0.55.1.2.3.6.78	SAN MIGUELITO	143,923
0.55.1.2.3.6.95	SANTIAGO	62,534
0.55.1.2.3.6.96	ARRAIJÁN	61,024
0.55.1.2.3.6.97	BUGABA	26,632
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000



0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMÁ	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMÁ	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	752,923,000
0.55.1.2.4.1.00	DERECHOS	515,073,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	387,873,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	117,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	237,850,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	160,350,000
0.55.1.2.4.2.09	FECI	55,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	1,200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	3,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	6,436,700
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	6,436,700
0.55.1.2.6.0.00	INGRESOS VARIOS	40,911,612
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	35,971,800
0.55.1.2.7.0.00	APORTE AL FISCO	290,444,700
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	25,800,800
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	25,400,800
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	264,643,900
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	104,000,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	85,700,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	74,943,900



0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	89,983,500
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	89,983,500
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	89,983,500
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUCIARIO	37,000,000
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO FIDUCIARIO PARA EL DESARROLLO	16,570,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	35,648,700
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PÚBLICAS	764,800
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	75,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACIÓN	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,962,655
0.55.1.5.4.1.00	DERECHOS	11,133,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000

0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	44,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	44,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,915,278,430
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	411,659,200
0.55.2.1.1.0.00	VENTA DE ACTIVOS	400,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	400,000,000
0.55.2.1.1.1.05	TERRENOS	250,000,000
0.55.2.1.1.1.07	OTROS ACTIVOS	150,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	11,400,300
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	2,500,000
0.55.2.1.3.0.57	BHN	675,000
0.55.2.1.3.0.58	IMA	240,000
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	258,900
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	258,900
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	258,900
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,469,621,030
0.55.2.2.1.0.00	CRÉDITO INTERNO	22,706,200
0.55.2.2.1.1.00	BONOS	21,706,200
0.55.2.2.1.1.47	BONOS INTERNOS	21,706,200
0.55.2.2.1.4.00	PRÉSTAMOS	1,000,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,000,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,446,914,830
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	187,915,980
0.55.2.2.2.1.10	JBIC-MINSA	6,508,398
0.55.2.2.2.1.12	ÓRGANO JUDICIAL - BID	816,400
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	45,049,002
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	3,008,300
0.55.2.2.2.1.22	BID 1074 MEF	1,009,300
0.55.2.2.2.1.25	MEF-BID	5,000,000
0.55.2.2.2.1.30	OFID-MINSA	20,000,100
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACIÓN RURAL	3,400,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCIÓN SOCIAL	635,300
0.55.2.2.2.1.55	MIVI BID 343	7,953,177
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	1,329,400
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHÍA SALUD	7,741,099





0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	10,633,100
0.55.2.2.2.1.68	BID SALUD	6,395,400
0.55.2.2.2.1.69	BID - MICI PN L 1001	6,592,000
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	16,415,800
0.55.2.2.2.1.72	MIDA - BID PN 0141	7,684,680
0.55.2.2.2.1.75	MOP - BID 1468	26,597,224
0.55.2.2.2.1.91	FIDA-MIDA-385-466	1,024,300
0.55.2.2.2.1.95	BID PRESIDENCIA 2025	10,123,000
0.55.2.2.2.5.00	BONOS EXTERNOS	1,258,998,850
0.55.2.2.2.5.10	BONOS EXTERNOS	1,258,998,850
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	26,967,900
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	26,967,900
0.55.2.3.2.8.00	SECTOR EXTERNO	26,967,900
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	9,549,100
0.55.2.3.2.8.52	DONACIÓN BID - MIVI	566,500
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,332,300
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,030,300
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,030,300
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,030,300

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,884,600
Administración General	40,214,400
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**61,280,400**
Inversión	
Construcción y Remodelación	9,900,700
Programa de Modernización	4,687,800
Total del presupuesto de inversión	**14,588,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**75,868,900**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	29,760,950
Contabilidad Pública	3,754,500
Fiscalización, Regulación y Control	22,777,310
Servicios de Estadística	20,908,090
Transferencias Varias	8,700
Auditoría	8,089,550
Total del presupuesto de funcionamiento	**85,299,100**
Inversión	
Modernización Tecnológica Fiscalizadora	1,476,800
Fortalecimiento Institucional	1,380,700
Total del presupuesto de inversión	**2,857,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,156,600**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	33,041,897
Dirección de Carrera Administrativa	1,539,644
Gaceta Oficial	133,725
Consejo de Defensa y Seguridad Nacional	4,949,019
Servicio de Protección Institucional	19,807,342
Programa de Ayuda Nacional (PAN)	10,987,353
Desarrollo Integral - Áreas Prioritarias	474,520
Transferencias	8,132,000
Total del presupuesto de funcionamiento	**79,065,500**
Inversión	
Obras de Interés Social	114,613,600
Despacho Presidente (Colón)	500,000
Electrificación Rural	4,000,000

Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	22,883,800
Transferencias de Capital	37,300,000
Mejoras de Instalaciones y Equipamiento	666,284,400
Total del presupuesto de inversión	**848,087,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**927,152,800**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,928,150
Política Exterior	32,675,650
Transferencias Varias	2,168,600
Total del presupuesto de funcionamiento	**49,772,400**
Inversión	
Restauración y Remodelación	16,907,500
Total del presupuesto de inversión	**16,907,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,679,900**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y administración General	89,762,100
Educación Básica General	304,509,400
Educación Media	250,405,000
Educación de Adultos	24,643,200
Educación Posmedia	755,500
Educación Agropecuaria	6,820,800
Transferencias Corrientes	26,100,600
Transferencias al Sector Público	302,706,916
Fondo Exoneración de Matrícula	52,610,400
Total del presupuesto de funcionamiento	**1,058,313,916**
Inversión	
Mantenimiento de Centros Educativos	1,510,000
Construcción y Rehab. de Escuelas	34,004,800





Equipamiento de Centros Educativos	5,436,300
Desarrollo Educativo	12,976,900
Nutrición Escolar	22,791,100
Educación Básica	4,045,700
Transferencias de Capital	189,763,000
Fortalecimiento de Tecn. Educativa	122,290,800
Mantenimiento, Equip. y Constr. S.E.	10,877,700
Total del presupuesto de inversión	**403,696,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,462,010,216**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,600,240
Fomento y Regulación Industria	992,500
Fomento y Regulación del Comercio	10,984,912
Regulación de Intermediarios Financieros	1,151,568
Fomento y Reg. de los Recursos Minerales	1,120,580
Transferencias	3,294,700
Transferencias al Sector Público	20,326,600
Total del presupuesto de funcionamiento	**49,471,100**
Inversión	
Desarrollo Comercial e Industrial	16,448,900
Transferencias de Capital	77,821,000
Total del presupuesto de inversión	**94,269,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**143,741,000**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,449,400
Mantenimiento de Obras	16,581,700
Transferencias Varias	10,500
Total del presupuesto de funcionamiento	**32,041,600**



Inversión	
Construcción y Rehabilitación Drenajes	13,923,000
Mantenimiento y Rehabilitación Vial	422,141,200
Construcción y Mej. de Calles y Avenidas	75,515,800
Construcción y Rehabilitación de Puentes	21,911,700
Reordenamiento Vial-Ciudad de Piná	190,000,000
Total del presupuesto de inversión	**723,491,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**755,533,300**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	31,157,143
Asistencia Técnica Agrícola	2,141,623
Asistencia Técnica Pecuaria	3,762,046
Desarrollo Social	451,524
Servicios de Ingeniería Rural	629,308
Transferencias al Sector Público	21,179,000
Total del presupuesto de funcionamiento	**59,320,644**
Inversión	
Mejoramiento de Productividad	21,150,000
Programa de Desarrollo Tecnológico	4,160,000
Sanidad Agropecuaria	21,130,900
Desarrollo Rural Agropecuario	19,386,100
Otros Proyectos de Inversión	10,071,400
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	20,356,600
Total del presupuesto de inversión	**102,255,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**161,575,644**

CAPÍTULO XI

0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:





PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	229,786,100
Provisión de Atención	162,692,500
Transferencias Varias	150,177,000
Fondo de Adm. de Hospitales	2,959,500
Fondo de Servicios Varios	2,610,300
Transferencias al Sector Público	414,761,600
Total del presupuesto de funcionamiento	**962,987,000**
Inversión	
Construcción y Mej. de Inst. de Salud	68,174,924
Salud Ambiental	131,509,209
Salud Nutricional	12,417,500
Equipamiento de Inst. de Salud	3,587,776
Otros Proyectos de Inversión	14,600,000
Transferencias de Capital	61,829,500
Desarrollo Comunitario	8,000,000
Total del presupuesto de inversión	**300,118,909**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,263,105,909**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,402,480
Admon. de las Relaciones Laborales	4,148,000
Inv., Promoción y Generación de Empleo	617,620
Transferencias Varias	438,900
Educación y Capacitación-Sind.,Priv.	7,112,100
Total del presupuesto de funcionamiento	**20,719,100**
Inversión	
Programa de Inserción Laboral	2,789,000
Transferencia de Capital	29,609,600
Total del presupuesto de inversión	**32,398,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**53,117,700**





CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,310,200
Planificación y Desarrollo Urbano	4,667,920
Admón. y Regulación de Bienes	661,100
Ordenamiento Territorial	1,318,300
Transferencias Varias	18,235,800
Total del presupuesto de funcionamiento	**38,193,320**
Inversión	
Construcción de Vivienda	69,933,000
Fondo de Ahorro Habitacional	2.500,000
Financiamiento de Vivienda	25,398,800
Asistencia Habitacional	7,681,500
Mejoramiento Habitacional	14,540,200
Transferencias de Capital	3,732,500
Fortalecimiento Institucional	1,600,000
Total del presupuesto de inversión	**125,386,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**163,579,320**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	51,304,334
Desarrollo Económico y Social	22,806,993
Admón. Fiscal y Patrimonial	217,348,873
Transferencias Varias	229,702,500
Total del presupuesto de funcionamiento	**521,162,700**
Inversión	
Fondo de Preinversión	1,000,000
Fort Gest. Eco. y Admón. Finan.	82,974,600
Desarrollo Social e Inv. Comunitarias	23,045,000
Des. Comunitario Infraest. Púb.(PRODEC)	50,000,000
Transferencias de Capital	9,646,300



Estudios, Diseños y Const. de Infraest.	31,633,600
Fideicomiso Madden - Colón	13,449,500
Total del presupuesto de inversión	**211,749,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**732,911,700**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administación General	14,313,948
Administ.y Desarrollo Gubernamental	11,920,483
Servicios Postales y Telégrafos	9,219,577
Servicios Penitenciarios y Cus. de Me	32,228,520
Transferencias Varias	46,699,260
Total del presupuesto de funcionamiento	**114,381,788**
Inversión	
Const., Mejoram. y Estudios de Infraest.	98,616,100
PRODEC	5,000,000
Transferencias de Capital	60,615,000
Total del presupuesto de inversión	**164,231,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**278,612,888**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinación General	11,928,434
Seguridad Pública Nacional	436,155,766
Transferencias Varias	44,010,200
Total del presupuesto de funcionamiento	**492,094,400**
Inversión	
Const., Reparación y Ampl. de Infraest.	56,283,200
Total del presupuesto de inversión	**56,283,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**548,377,600**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,181,400
Promoción Social y Cohesión Social	3,037,200
Programa de Gestión Territorial	4,039,900
Transferencias al Sector Público	11,172,400
Total del presupuesto de funcionamiento	**30,430,900**
Inversión	
Desarrollo Comunitario	159,793,600
Fortalecimiento Institucional	2,050,900
Transferencias al Sector Público	4,528,700
Total del presupuesto de inversión	**166,373,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**196,804,100**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	2,600,800
Total del presupuesto de funcionamiento	**2,600,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,600,800**

CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	21,327,887
Administración de Justicia Ciudadana	52,877,422
Transf. y Desarrollo Institucional	8,070,811
Total del presupuesto de funcionamiento	**82,276,120**
Inversión	
Rehabilitación y Const. de Infraestrura	10,200,000
Mejoramiento Admón. de Justicia	5,694,700
Equipamiento y Fortalec. Institucional	4,350,700
Modernización del Sistema de Justicia	4,230,000
Total del presupuesto de inversión	**24,475,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**106,751,520**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**86,007,300**
Funcionamiento	**76,007,300**
Inversión	**10,000,000**
Procuraduría de la Administración	**3,900,000**
Funcionamiento	**3,879,400**
Inversión	**20,600**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	57,644,700
Medicina Legal y Forense	18,362,600
Total del presupuesto de funcionamiento	**76,007,300**
Inversión	
Modernización Proc. General	7,232,600
Modernización de Servicios Forenses	2,767,400
Total del presupuesto de inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**86,007,300**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,558,160
Representación y Def. de la Adm. Pública	2,321,240
Total del presupuesto de funcionamiento	**3,879,400**
Inversión	
Prog. General /Mejor. de Just. Etapa II	20,600
Total del presupuesto de inversión	**20,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,900,000**

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**55,401,500**
Funcionamiento	**38,583,500**
Inversión	**16,818,000**
Fiscalía General Electoral	**3,609,800**
Funcionamiento	**3,609,800**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,674,912
Registro e Identificación Ciudadana	7,139,918
Servicios Electorales	7,648,470
Eventos Electorales	6,120,200
Total del presupuesto de funcionamiento	**38,583,500**
Inversión	
Renov. Sist. Identif.Ciudadana Panameña	1,806,500
Mejoras	14,531,500
Const. de Oficinas a Nivel Provincial	480,000





Total del presupuesto de inversión	**16,818,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**55,401,500**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,955,100
Fiscalías Electorales	654,700
Total del presupuesto de funcionamiento	**3,609,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,609,800**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	14,032,000
Total del presupuesto de funcionamiento	**14,032,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,032,000**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,699,100
Administración General	1,137,000
Total del presupuesto de funcionamiento	**2,836,100**
Inversión	
Fortalecimiento Institucional	375,500
Total del presupuesto de inversión	**375,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,211,600**





CAPÍTULO XXIV

0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,783,930
Administración General	961,270
Total del presupuesto de funcionamiento	**2,745,200**
Inversión	
Fortalecimiento Institucional	250,000
Total del presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,995,200**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,474,610
Protec. y Defensa de los Derechos Hum.	2,315,190
Total del presupuesto de funcionamiento	**5,789,800**
Inversión	
Estudio, Diseño y Construcción	265,000
Total del presupuesto de inversión	**265,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,054,800**

CAPÍTULO XXVI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos



que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	687,035,302	812,363,416	1,499,398,718
01	ASAMBLEA NACIONAL	1,407,400		1,407,400
	A Personas	50,000		50,000
	Becas de Estudio	105,000		105,000
	Al Sector Externo	1,252,400		1,252,400
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	375,200		375,200
	A Personas	130,500		130,500
	Becas de Estudio	236,000		236,000
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	667,400	8,132,000	8,799,400
	Pensiones y Jubilaciones	541,400		541,400
	A Personas	64,000		64,000
	Becas de Estudio	62,000		62,000
	SENACYT		3,115,000	3,115,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.		5,017,000	5,017,000
	Propias			
05	MINISTERIO DE RELACIONES EXTERIORES	2,257,500		2,257,500
	A Personas	19,600		19,600
	Becas de Estudio	69,300		69,300
	Al Sector Externo	2,168,600		2,168,600
07	MINISTERIO DE EDUCACIÓN	26,169,200	302,706,916	328,876,116
	Pensiones y Jubilaciones	22,992,100		22,992,100
	Becas de Estudio	20,600		20,600
	Al Sector Privado	2,910,200		2,910,200
	I.N.A.C.		15,451,000	15,451,000
	Instituto Panameño de Deportes		14,944,700	14,944,700
	I.P.H.E.		26,589,700	26,589,700
	Universidad Autónoma de Chiriquí		29,307,216	29,307,216
	Universidad de Panamá		149,840,500	149,840,500
	Universidad Marítima Internacional de Panamá		2,065,200	2,065,200
	Universidad Especializada de las Américas		9,288,000	9,288,000
	Universidad Tecnológica		55,220,600	55,220,600
	Al Sector Externo	246,300		246,300
08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,366,700	20,326,600	23,693,300
	Becas de Estudio	72,000		72,000
	Al Sector Privado	1,408,700		1,408,700
	Autoridad de Micro, Mediana y Pequeña Empresa		2,685,500	2,685,500
	Autoridad de Protección al Consumidor y Def. Comp.		10,214,200	10,214,200

	Zona Franca del Barú		412,200	412,200
	Agencia del Área Panamá Pacífico		7,014,700	7,014,700
	Al Sector Externo	1,886,000		1,886,000
09	MINISTERIO DE OBRAS PÚBLICAS	60,500		60,500
	Becas de Estudio	50,000		50,000
	Al Sector Externo	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,311,333	21,179,000	22,490,333
	A Personas	100,600		100,600
	Al Sector Privado	191,433		191,433
	I.D.I.A.P.		8,459,700	8,459,700
	A.R.A.P.		5,579,000	5,579,000
	I.M.A.		5,481,700	5,481,700
	I.S.A.		1,658,600	1,658,600
	Al Sector Externo	1,019,300		1,019,300
12	MINISTERIO DE SALUD	231,514,400	340,230,000	571,744,400
	Pensiones y Jubilaciones	530,400		530,400
	A Personas	930,600		930,600
	Becas de Estudio	346,300		346,300
	Al Sector Privado	148,829,900		148,829,900
	Al Gobierno Central	5,569,800		5,569,800
	Instituto Conmemorativo Gorgas		5,093,900	5,093,900
	CENETIM		1,393,000	1,393,000
	A.U.P.S.A		4,741,100	4,741,100
	Impuesto de Licores		5,000,000	5,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		17,770,000	17,770,000
	C.S.S. 0.8% Salarios Básicos		66,579,000	66,579,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Régimen (Ley 51)		100,000,000	100,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		74,570,000	74,570,000
	Subsidio Fluctuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificación Salarial a Funcionarios Públicos			
	Aporte Junta Técnica Actuarial		90,000	90,000
	Déficit de Fideicomiso IVM			
	I.D.A.A.N.		17,498,000	17,498,000
	Autoridad de Aseo		1,995,000	1,995,000
	Municipios	1,797,600		1,797,600
	C.S.S. Planilla Prestac. - Fondo Complementario	72,734,000		72,734,000
	Al Sector Externo	775,800		775,800
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	438,900		438,900
	Al Sector Externo	438,900		438,900
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	165,400	18,235,800	18,401,200
	A Personas	159,200		159,200



	Becas de Estudio	5,200		5,200
	ANATI		17,110,800	17,110,800
	Subsidio (Agua) Banco Hipotecario Nacional		1,125,000	1,125,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	326,748,757	79,872,700	406,621,457
	A Personas	100,000		100,000
	Becas de Estudio	1,230,157		1,230,157
	Al Sector Privado	260,688,800		260,688,800
	Autoridad Nacional del Ambiente		16,233,500	16,233,500
	Autoridad Nacional de Aduanas		19,533,800	19,533,800
	Consejo de Administración del SIACAP		2,385,700	2,385,700
	Dirección General de Contrataciones Públicas		3,070,000	3,070,000
	Tribunal de Contrataciones Públicas		1,588,000	1,588,000
	Empresa de Generación Eléctrica S.A.		36,349,900	36,349,900
	Superintendencia del Mercado de Valores		711,800	711,800
	Municipios	500,000		500,000
	Propias	63,000,000		63,000,000
	Al Sector Externo	1,229,800		1,229,800
17	MINISTERIO DE GOBIERNO	35,780,460	11,000,000	46,780,460
	Pensiones y Jubilaciones	5,440,900		5,440,900
	Becas de Estudio	41,200		41,200
	Al Sector Privado	7,400,000		7,400,000
	Autoridad del Tránsito y Transporte Terrestre		5,000,000	5,000,000
	Aeronáutica Civil		6,000,000	6,000,000
	Municipios	6,172,400		6,172,400
	Propias	16,602,160		16,602,160
	Al Sector Externo	123,800		123,800
18	MINISTERIO DE SEGURIDAD PUBLICA	48,396,300		48,396,300
	Pensiones y Jubilaciones	43,986,400		43,986,400
	A Personas	1,971,100		1,971,100
	Becas de Estudio	2,350,500		2,350,500
	Al Sector Privado	1,500		1,500
	Al Sector Externo	86,800		86,800
21	MIN. DE DESARROLLO SOCIAL	2,096,250	10,680,400	12,776,650
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	154,150		154,150
	Becas de Estudio	12,700		12,700
	Al Sector Privado	1,670,500		1,670,500
	Al Gobierno Central	200,000		200,000
	SENADIS		5,000,100	5,000,100
	INAMU		2,510,500	2,510,500
	SENIAF		3,169,800	3,169,800
	Al Sector Externo	56,800		56,800
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	50,000		50,000



	Becas de Estudio	50,000	50,000
30	ÓRGANO JUDICIAL	516,100	516,100
	Pensiones y Jubilaciones	72,000	72,000
	Becas de Estudio	444,100	444,100
36	PROCURADURÍA GENERAL DE LA NACIÓN	792,100	792,100
	Pensiones y Jubilaciones	162,100	162,100
	Becas de Estudio	630,000	630,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	200,800	200,800
	Becas de Estudio	200,800	200,800
40	TRIBUNAL ELECTORAL	4,423,100	4,423,100
	Pensiones y Jubilaciones	45,000	45,000
	Becas de Estudio	329,100	329,100
	Al Sector Privado	4,044,000	4,044,000
	Al Sector Externo	5,000	5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	61,800	61,800
	Becas de Estudio	61,800	61,800
46	TRIBUNAL DE CUENTAS	31,042	31,042
	A Personas	14,600	14,600
	Becas de Estudio	16,442	16,442
47	FISCALÍA DE CUENTAS	48,360	48,360
	Becas de Estudio	48,360	48,360
49	DEFENSORÍA DEL PUEBLO	156,300	156,300
	A Personas	17,500	17,500
	Becas de Estudio	118,800	118,800
	Al Sector Privado	5,000	5,000
	Propias		
	Al Sector Externo	15,000	15,000

ARTÍCULO 38. Apruébanse las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	495,202,200
03	PRESIDENCIA DE LA REPÚBLICA	37,300,000



	SENACYT	27,300,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.	10,000,000
07	MINISTERIO DE EDUCACIÓN	189,763,000
	IFARHU	150,202,300
	INAC	8,068,700
	SERTV	1,500,000
	INSTITUTO PANAMEÑO DE DEPORTES	13,000,000
	IPHE	2,532,000
	UNACHI	2,936,000
	UNIV. DE PANAMÁ	3,060,000
	UNIV. MARÍTIMA INTERNACIONAL DE PANAMÁ	1,210,000
	UDELAS	1,771,000
	UNIV. TECNOLÓGICA	5,483,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	77,821,000
	AMPYME	44,000,000
	APCDC	21,000
	AUTORIDAD DE TURISMO DE PANAMÁ	26,000,000
	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	7,800,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	20,356,600
	I.D.I.A.P.	3,270,000
	A.R.A.P.	2,096,000
	I.M.A.	12,460,600
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	61,829,500
	INST. CONMEMORATIVO GORGAS	3,043,500
	IDAAN	29,786,000
	AUTORIDAD DE ASEO	29,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	29,609,600
	INADEH	29,609,600
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	3,732,500
	ANATI	3,732,500
16	MINISTERIO DE ECONOMÍA Y FINANZAS	9,646,300
	ANAM	5,626,300
	AUTORIDAD NACIONAL DE ADUANAS	3,360,000
	DIR. GRAL. DE CONTRATACIONES PÚBLICAS	410,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000
17	MINISTERIO DE GOBIERNO	60,615,000
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	35,000,000
	AERONÁUTICA CIVIL	25,615,000



21	MINISTERIO DE DESARROLLO SOCIAL	4.528,700
	SECRETARÍA NACIONAL DE DISCAPACIDAD	3.521,900
	INAMU	358,800
	SENIAF	648,000

CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2012, según el siguiente detalle:

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	194,853,400
FONDO DE SEGURO EDUCATIVO	194,853,400
Ingresos Tributarios	194,853,400
Impuestos Directos	194,853,400
Seguro Educativo	194,853,400
MINISTERIO DE EDUCACIÓN	63,278,600
Educación Agropecuaria	9,245,800
Fondo Exon. de Matrícula	52,610,400
Capacitación Gremial Docente	1,422,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	7,112,100
Educación Sindical	7,112,100
IFARHU	82,501,100
Becas	60,060,100
Créditos Educativo	22,441,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	8,534,600
Gastos de Funcionamiento	8,534,600
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	26,314,900
Programas Regulares (INADEH / MITRADEL)	19,914,000
Capacitación del Recurso Humano del Sector Privado	4,267,300
Formación Dual	2,133,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	7,112,100
Gastos de Funcionamiento	7,112,100





TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2012 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**3,433,236,600**	**831,628,600**	**4,264,865,200**	**2,993,129,051**	**1,271,736,149**	**4,264,865,200**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,685,500	44,000,000	46,685,500	2,459,800	44,225,700	46,685,500
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	44,971,000	39,000,000	83,971,000	26,959,100	57,011,900	83,971,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	17,355,100	0	17,355,100	12,606,200	4,748,900	17,355,100
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	18,468,400	17,201,400	35,669,800	18,317,800	17,352,000	35,669,800
AUTORIDAD NACIONAL DEL AMBIENTE	25,005,900	26,311,100	51,317,000	23,399,800	27,917,200	51,317,000
AUTORIDAD NACIONAL DE ADUANAS	23,079,800	3,360,000	26,439,800	22,472,600	3,967,200	26,439,800
CAJA DE SEGURO SOCIAL	2,653,327,000	370,454,000	3,023,781,000	2,382,323,000	641,458,000	3,023,781,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,494,700	3,043,500	8,538,200	5,420,400	3,117,800	8,538,200
CENTRO NAL. DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,393,000	0	1,393,000	1,202,000	191,000	1,393,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,214,200	21,000	10,235,200	9,651,539	583,661	10,235,200
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	2,385,700	0	2,385,700	1,929,700	456,000	2,385,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	93,339,100	171,332,900	264,672,000	20,825,200	243,846,800	264,672,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,000,100	3,521,900	8,522,000	4,814,600	3,707,400	8,522,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,341,100	0	6,341,100	5,901,467	439,633	6,341,100
INST. DE INVESTIGACIONES AGROPECUARIAS	9,059,700	4,270,000	13,329,700	8,871,000	4,458,700	13,329,700
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,344,000	2,649,700	10,993,700	8,079,000	2,914,700	10,993,700
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,070,000	3,910,000	6,980,000	2,978,300	4,001,700	6,980,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,588,000	250,000	1,838,000	1,524,900	313,100	1,838,000
INSTITUTO NACIONAL DE CULTURA	16,000,000	8,569,700	24,569,700	15,823,300	8,746,400	24,569,700



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	8,534,600	1,500,000	10,034,600	7,327,700	2,706,900	10,034,600
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV	3,115,000	30,000,000	33,115,000	3,115,000	30,000,000	33,115,000
INSTITUTO NACIONAL DE LA MUJER	2,510,500	358,800	2,869,300	2,339,200	530,100	2,869,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,169,800	648,000	3,817,800	3,083,800	734,000	3,817,800
INSTITUTO PANAMEÑO DE DEPORTES	15,325,700	13,000,000	28,325,700	14,809,845	13,515,855	28,325,700
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	26,464,900	29,609,600	56,074,500	11,553,500	44,521,000	56,074,500
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	27,327,200	2,832,000	30,159,200	26,816,000	3,343,200	30,159,200
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	8,007,100	0	8,007,100	7,282,100	725,000	8,007,100
AUTORIDAD DE TURISMO DE PANAMÁ	45,210,000	26,000,000	71,210,000	19,748,900	51,461,100	71,210,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	5,017,000	10,000,000	15,017,000	5,007,900	10,009,100	15,017,000
REGISTRO PÚBLICO DE PANAMÁ	55,523,000	125,000	55,648,000	37,514,600	18,133,400	55,648,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	31,951,100	3,936,000	35,887,100	30,823,700	5,063,400	35,887,100
UNIVERSIDAD DE PANAMÁ	169,740,300	6,260,000	176,000,300	165,623,300	10,377,000	176,000,300
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,754,000	1,210,000	7,964,000	6,429,500	1,534,500	7,964,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	12,522,100	1,771,000	14,293,100	11,930,500	2,362,600	14,293,100
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	64,479,000	6,483,000	70,962,000	63,715,500	7,246,500	70,962,000
ZONA FRANCA DE BARÚ	463,000	0	463,000	448,300	14,700	463,000



ARTÍCULO 41. Apruébanse los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**1,228,971,202**	**1,388,817,549**	**0**	**0**	**0**	**2,617,788,751**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	2,359,500	100,300	0	0	0	2,459,800
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	14,152,000	12,807,100	0	0	0	26,959,100
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	11,724,500	881,700	0	0	0	12,606,200
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	18,317,800	0	0	0	0	18,317,800
AUTORIDAD NACIONAL DEL AMBIENTE	22,911,700	488,100	0	0	0	23,399,800
AUTORIDAD NACIONAL DE ADUANAS	22,303,000	169,600	0	0	0	22,472,600
CAJA DE SEGURO SOCIAL	1,014,093,351	1,368,229,649	0	0	0	2,382,323,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,322,100	98,300	0	0	0	5,420,400
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,192,000	10,000	0	0	0	1,202,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,436,139	215,400	0	0	0	9,651,539
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,836,700	93,000	0	0	0	1,929,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	20,308,200	517,000	0	0	0	20,825,200
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,071,700	742,900	0	0	0	4,814,600
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,802,367	99,100	0	0	0	5,901,467
INST. DE INVESTIGACIONES AGROPECUARIAS	8,720,800	150,200	0	0	0	8,871,000
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,513,100	565,900	0	0	0	8,079,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,892,300	86,000	0	0	0	2,978,300
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,504,900	20,000	0	0	0	1,524,900
INSTITUTO NACIONAL DE CULTURA	15,410,500	412,800	0	0	0	15,823,300
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,174,800	152,900	0	0	0	7,327,700
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,076,300	38,700	0	0	0	3,115,000
INSTITUTO NACIONAL DE LA MUJER	2,302,200	37,000	0	0	0	2,339,200
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	2,882,600	201,200	0	0	0	3,083,800
INSTITUTO PANAMEÑO DE DEPORTES	12,275,645	2,534,200	0	0	0	14,809,845
INSTITUTO NAL. DE FORMACIÓN PROF Y CAP. PARA DES. H.	11,387,000	166,500	0	0	0	11,553,500





Continuación...

GASTOS CORRIENTES DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	26,070,200	745,800	0	0	0	26,816,000
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,368,400	913,700	0	0	0	7,282,100
AUTORIDAD DE TURISMO DE PANAMÁ	19,092,400	256,500	400,000	0	0	19,748,900
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	4,910,300	97,600	0	0	0	5,007,900
REGISTRO PÚBLICO DE PANAMÁ	11,956,500	157,300	25,400,800	0	0	37,514,600
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	30,662,300	161,400	0	0	0	30,823,700
UNIVERSIDAD DE PANAMÁ	164,429,500	1,193,800	0	0	0	165,623,300
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,361,800	67,700	0	0	0	6,429,500
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11,819,900	110,600	0	0	0	11,930,500
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	63,247,600	467,900	0	0	0	63,715,500
ZONA FRANCA DE BARÚ	440,200	8,100	0	0	0	448,300



ARTÍCULO 42. Apruébanse los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**1,152,946,100**	**8,519,549**	**0**	**0**	**1,161,465,649**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	44,000,000	225,700	0	0	44,225,700
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	55,948,600	1,063,300	0	0	57,011,900
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	4,748,900	0	0	0	4,748,900
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	17,201,400	150,600	0	0	17,352,000
AUTORIDAD NACIONAL DEL AMBIENTE	27,711,800	205,400	0	0	27,917,200
AUTORIDAD NACIONAL DE ADUANAS	3,360,000	607,200	0	0	3,967,200
CAJA DE SEGURO SOCIAL	641,458,000	0	0	0	641,458,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,043,500	74,300	0	0	3,117,800
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL	0	191,000	0	0	191,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP	21,000	562,661	0	0	583,661
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	456,000	0	0	456,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	240,878,800	2,968,000	0	0	243,846,800
SECRETARÍA NACIONAL DE DISCAPACIDAD	3,521,900	185,500	0	0	3,707,400
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	439,633	0	0	439,633
INST. DE INVESTIGACIONES AGROPECUARIAS	4,270,000	188,700	0	0	4,458,700
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	2,914,700	0	0	0	2,914,700
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,910,000	91,700	0	0	4,001,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	250,000	63,100	0	0	313,100
INSTITUTO NACIONAL DE CULTURA	8,569,700	176,700	0	0	8,746,400
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,610,000	96,900	0	0	2,706,900
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	30,000,000	0	0	0	30,000,000
INSTITUTO NACIONAL DE LA MUJER	358,800	171,300	0	0	530,100
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	648,000	86,000	0	0	734,000
INSTITUTO PANAMEÑO DE DEPORTES	13,000,000	515,855	0	0	13,515,855
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. H.	44,521,000	0	0	0	44,521,000



Continuación...

GASTOS DE CAPITAL DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	2,832,000	511,200	0	0	3,343,200
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	700,000	25,000	0	0	725,000
AUTORIDAD DE TURISMO DE PANAMÁ	50,650,000	811,100	0	0	51,461,100
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	10,000,000	9,100	0	0	10,009,100
REGISTRO PÚBLICO DE PANAMÁ	18,020,400	113,000	0	0	18,133,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,936,000	1,127,400	0	0	5,063,400
UNIVERSIDAD DE PANAMÁ	6,260,000	4,117,000	0	0	10,377,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	1,210,000	324,500	0	0	1,534,500
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,771,000	591,600	0	0	2,362,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	6,483,000	763,500	0	0	7,246,500
ZONA FRANCA DE BARÚ	0	14,700	0	0	14,700



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2012:

Ingresos Totales	46,685,500
Menos: Aumento de Reservas	
Ingresos Disponibles	46,685,500
Gastos	46,685,500

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	46,685,500
102.1.0.0.0.00.	INGRESOS CORRIENTES	2,685,500
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,685,500
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,685,500
102.1.2.3.1.00.	GOBIERNO CENTRAL	2,685,500
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	2,685,500
102.2.0.0.0.00.	INGRESOS DE CAPITAL	44,000,900
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	44.000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	44,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	44.000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	44,000,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		2,357,460
Fomento y Desarrollo		328,040
	Total del Presupuesto de funcionamiento	**2,685,500**
	Inversión	
Fondo de Garantías		5,000,000
Capacitación y Asistencia Técnica		10,000,000
Microcrédito		2,000,000
Capital Semilla		4,000,000
Mi Primer Empleo		23.000,000
	Total del Presupuesto de inversión	**44,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**46,685,500**





CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2012:

Ingresos Totales	83,971,000
Menos: Aumento de Reservas	
Ingresos Disponibles	83,971,000
Gastos	83,971,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	83,971,000
103.1.0.0.0.00.	INGRESOS CORRIENTES	44,971,000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	44,971,000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,700,000
103.1.2.3.1.00.	GOBIERNO CENTRAL	5,000,000
103.1.2.3.1.04.	MINISTERIO DE GOBIERNO	5,000,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,700,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,700,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,571,000
103.1.2.4.1.00.	DERECHOS	7,500,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	7,500,000
103.1.2.4.2.00.	TASAS	3,071,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,071,000
103.1.2.6.0.00.	INGRESOS VARIOS	27,700,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	18,000,000
103.1.2.6.0.25.	COLISIONES	1,500,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,200,000
103.2.0.0.0.00.	INGRESOS DE CAPITAL	39,000,000
103.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	35,000,000
103.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	35,000,000
103.2.3.2.1.00.	GOBIERNO CENTRAL	35,000,000
103.2.3.2.1.04.	MINISTERIO DE GOBIERNO	35,000,000
103.2.4.0.0.00.	SALDO EN CAJA Y BANCO	4,000,000
103.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	4,000,000
103.2.4.2.0.01.	SALDO DE CAPITAL	4,000,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:





PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,795,589
Desarrollo del Transporte y Operación	19,226,811
Total del Presupuesto de funcionamiento	**28,022,400**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	55,948,600
Total del Presupuesto de inversión	**55,948,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**83,971,000**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2012:

Ingresos Totales	17,355,100
Menos: Aumento de Reservas	
Ingresos Disponibles	17,355,100
Gastos	17,355,100

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	17.355,100
106.1.0.0.0.00.	INGRESOS CORRIENTES	17.355,100
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17.355,100
106.1.2.4.0.00.	TASAS Y DERECHOS	17,305,100
106.1.2.4.2.00.	TASAS	17.305,100
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	17,305,100
106.1.2.6.0.00.	INGRESOS VARIOS	50,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,948,500
Regulación de los Servicios Públicos	6,657,700
Total del Presupuesto de funcionamiento	**12,606,200**
Inversión	





Admón. y Reg. de los Servicios Públicos	4,748,900
Total del Presupuesto de Inversión	**4,748,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,355,100**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2012:

Ingresos Totales	35,669,800
Menos: Aumento de Reservas	
Ingresos Disponibles	35,669,800
Gastos	35,669,800

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	35,669,800
107.1.0.0.0.00.	INGRESOS CORRIENTES	18,468,400
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18,468,400
107.1.2.1.0.00.	RENTA DE ACTIVOS	160,600
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	160,600
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	160,600
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,110,800
107.1.2.3.1.00.	GOBIERNO CENTRAL	17,110,800
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	17,110,800
107.1.2.4.0.00.	TASAS Y DERECHOS	1,197,000
107.1.2.4.2.00.	TASAS	1,197,000
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,174,000
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTO	1,400
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	21,600
107.2.0.0.0.00.	INGRESOS DE CAPITAL	17,201,400
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,208,300
107.2.1.1.0.00.	VENTA DE ACTIVOS	1,208,300
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,208,300
107.2.1.1.1.01.	TERRENOS	1,208,300
107.2.2.0.0.00.	RECURSOS DEL CRÉDITO	12,260,600
107.2.2.2.0.00.	CRÉDITO EXTERNO	12,260,600
107.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	12,260,600
107.2.2.2.1.24.	PRONAT- BID	3,550,000
107.2.2.2.1.42.	CATASTRO 1885-OC	8,710,600
107.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,732,500
107.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,732,500
107.2.3.2.1.00.	GOBIERNO CENTRAL	3,732,500
107.2.3.2.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	3,732,500





ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se inc

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,909,300
Administración de Tierras	13,559,100
Total del Presupuesto de funcionamiento	**18,468,400**
Inversión	
Programa Nal. de Titulación de Tierra	17,201,400
Total del Presupuesto de inversión	**17,201,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,669,800**

CAPÍTULO VI
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2012:

Ingresos Totales	51,317,000
Menos: Aumento de Reservas	
Ingresos Disponibles	51,317,000
Gastos	51,317,000

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	51,317,000
108.1.0.0.0.00.	INGRESOS CORRIENTES	25,005,900
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,005,900
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,337,600
108.1.2.1.1.00.	ARRENDAMIENTOS	301,400
108.1.2.1.1.01.	ARRENDAMIENTOS	6,500
108.1.2.1.1.02.	DE LOTES Y TIERRAS	255,900
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	25,700
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	25,700
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,010,500
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	2,010,500
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,233,500
108.1.2.3.1.00.	GOBIERNO CENTRAL	16,233,500
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	16,233,500
108.1.2.4.0.00.	TASAS Y DERECHOS	6,026,200
108.1.2.4.1.00.	DERECHOS	6,026,200
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	3,252,400





108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	616,000
108.1.2.4.1.45.	CONCESIONES VARIAS	1,416,600
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	741,200
108.1.2.6.0.00.	INGRESOS VARIOS	408,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	408,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	26,311,100
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	9,134,700
108.2.2.2.0.00.	CRÉDITO EXTERNO	9,134,700
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	9,134,700
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	4,552,400
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,000,000
108.2.2.2.1.60.	BANCO MUNDIAL	1,582,300
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,676,400
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,676,400
108.2.3.2.1.00.	GOBIERNO CENTRAL	5,626,300
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	5,626,300
108.2.3.2.8.00.	SECTOR EXTERNO	10,050,100
108.2.3.2.8.17.	DONACIONES VARIAS	10,050,100
108.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,500,000
108.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,500,000
108.2.4.2.0.01.	SALDO DE CAPITAL	1,500,000

ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,654,600
Áreas Protegidas y Vida Silvestre	3,482,200
Gestión Ambiental	3,556,400
Gestión Integrada de Cuencas Hidrog.	2,912,000
Total del Presupuesto de funcionamiento	**23,605,200**
Inversión	
Investigación y Manejo de Rec. Naturales	11,824,200
Conservación y Desarrollo Sostenible	4,446,800
Fortalecimiento Institucional	11,440,800
Total del Presupuesto de inversión	**27,711,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,317,000**

CAPÍTULO VII
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2012:

Ingresos Totales	26,439,800
Menos: Aumento de Reservas	





Ingresos Disponibles	26,439,800
Gastos	26,439,800

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	26,439,800
109.1.0.0.0.00.	INGRESOS CORRIENTES	23,079,800
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,079,800
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	19,533,800
109.1.2.3.1.00.	GOBIERNO CENTRAL	19,533,800
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	19,533,800
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	3,360,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,360,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,360,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	3,360,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,360,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		16,908,663
Operaciones Aduaneras		6,171,137
	Total del Presupuesto de funcionamiento	**23,079,800**
	Inversión	
Desarrollo del Sistema Aduanero		3,360,000
	Total del Presupuesto de inversión	**3,360,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**26,439,800**

CAPÍTULO VIII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2012:

Ingresos Totales	3,023,781,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,023,781,000
Gastos	3,023,781,000

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	3,023,781,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,653,327,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	2,062,007,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	2,062,007,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	2,062,007,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1,913,838,000
110.1.1.1.3.02.	PRIMAS DE SEGURO-RIESGOS PROFESIONALES	148,169,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	452,270,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	521,000
110.1.2.1.1.00.	ARRENDAMIENTOS	246,000
110.1.2.1.1.04.	DE VIVIENDAS	246,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	275,000
110.1.2.1.4.10.	PRIMAS DE SEGURO	275,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	309,509,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	309,509,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	309,509,000
110.1.2.6.0.00.	INGRESOS VARIOS	142,240,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	13,505,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	42,500,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	72,734,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,501,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	139,050,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	4,844,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	2,868,000
110.1.3.1.0.17.	A SECTOR PRIVADO	1,976,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	132,197,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	3,461,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	128,736,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	2,009,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	452,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,557,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	370,454,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	9,888,000
110.2.1.1.0.00.	VENTA DE ACTIVOS	165,000
110.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	165,000
110.2.1.1.1.05.	VENTA DE TERRENO	165,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	4,040,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	520,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	520,000
110.2.1.3.7.00.	SECTOR PRIVADO	3,520,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	3,520,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	5,683,000
110.2.1.4.7.00.	SECTOR PRIVADO	5,683,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	5,683,000
110.2.6.0.0.00.	RESERVA	360,566,000





110.2.6.0.0.00.	USO DE RESERVA	360,566,000
110.2.6.0.1.00.	USO DE RESERVA	360,566,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	329,584,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	30,982,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	691,000
Administración	104,866,000
Enfermedad y Maternidad	839,202,000
Invalidez, Vejez y Muerte	1,211,471,000
Riesgos Profesionales	152,437,000
Fondo Complementario	72,734,000
SIACAP	470,000
Fideicomiso IRHE - INTEL	452,000
Total del Presupuesto de funcionamiento	**2,382,323,000**
Inversión	
Remod. y Const. de Establecim. de Salud	40,000,000
Adquisición de Maquinaria y Equipos	45,000,000
Inversiones Financieras	556,458,000
Total del Presupuesto de inversión	**641,458,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,023,781,000**

CAPÍTULO IX

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2012:

Ingresos Totales	8,538,200
Menos: Aumento de Reservas	
Ingresos Disponibles	8,538,200
Gastos	8,538,200

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	8,538,200
111.1.0.0.0.00.	INGRESOS CORRIENTES	5,494,700
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,494,700
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800



111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,093,900
111.1.2.3.1.00.	GOBIERNO CENTRAL	5,093,900
111.1.2.3.1.12.	MINISTERIO DE SALUD	5,093,900
111.2.0.0.0.00.	INGRESOS DE CAPITAL	3,043,500
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,043,500
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,043,500
111.2.3.2.1.00.	GOBIERNO CENTRAL	3,043,500
111.2.3.2.1.12.	MINISTERIO DE SALUD	3,043,500

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,064,500
Investigación en Salud Pública		3,430,200
	Total del Presupuesto de funcionamiento	**5,494,700**
	Inversión	
Const. y Remodelac. de Instalaciones		586,000
Investigación		2,457,500
	Total del Presupuesto de inversión	**3,043,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,538,200**

CAPÍTULO X

1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2012:

Ingresos Totales	1,393,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,393,000
Gastos	1,393,000

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TECNICAS DE IMAGENES	1,393,000
112.1.0.0.0.00.	INGRESOS CORRIENTES	1,393,000
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,393,000
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,393,000
112.1.2.3.1.00.	GOBIERNO CENTRAL	1,393,000

112.1.2.3.1.12. MINISTERIO DE SALUD 1,393,000

ARTÍCULO 69. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desa. Científico de Imág. Moleculares	1,393,000
Total del Presupuesto de funcionamiento	**1,393,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,393,000**

CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2012:

Ingresos Totales	10,235,200
Menos: Aumento de Reservas	
Ingresos Disponibles	10,235,200
Gastos	10,235,200

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	10,235,200
114.1.0.0.0.00.	INGRESOS CORRIENTES	10,214,200
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,214,200
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,214,200
114.1.2.3.1.00.	GOBIERNO CENTRAL	10,214,200
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	10,214,200
114.2.0.0.0.00.	INGRESOS DE CAPITAL	21,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	21,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	21,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	21,000
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI	21,000

ARTÍCULO 72. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,310,505

Libre Competencia	906,617
Protección al Consumidor	1,997,078
Total del Presupuesto de funcionamiento	**10,214,200**
Inversión	
Programa de Promoción de la Competencia	21,000
Total del Presupuesto de inversión	**21,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,235,200**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 73. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2012:

Ingresos Totales	2,385,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,385,700
Gastos	2,385,700

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	2,385,700
115.1.0.0.0.00.	INGRESOS CORRIENTES	2,385,700
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,385,700
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,385,700
115.1.2.3.1.00.	GOBIERNO CENTRAL	2,385,700
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,385,700

ARTÍCULO 75. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,385,700
Total del Presupuesto de funcionamiento	**2,385,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,385,700**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2012:

Ingresos Totales	264,672,000
Menos: Aumento de Reservas	
Ingresos Disponibles	264,672,000
Gastos	264,672,000

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	264,672,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	93,339,100
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	82,501,100
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	82,501,100
120.1.1.1.4.00.	SEGURO EDUCATIVO	82,501,100
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	82,501,100
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,238,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	417,000
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	110,000
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	110,000
120.1.2.3.7.00.	SECTOR PRIVADO	307,000
120.1.2.3.7.02.	PAPELERA ISTMEÑA	7,000
120.1.2.3.7.03.	OTRAS DONACIONES	300,000
120.1.2.4.0.00.	TASAS Y DERECHOS	2,571,000
120.1.2.4.2.00.	TASAS	2,571,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	2,571,000
120.1.2.6.0.00.	INGRESOS VARIOS	250,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	75,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	175,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,600,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,600,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,600,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	171,332,900
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	17,500,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	17,500,000
120.2.1.3.7.00.	SECTOR PRIVADO	17,500,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	17,500,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	150,202,300
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	150,202,300
120.2.3.2.1.00.	GOBIERNO CENTRAL	150,202,300
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	150,202,300
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	3,630,600
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,630,600
120.2.4.2.0.01.	SALDO DE CAPITAL	3,630,600

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,057,714
Asistencia y Crédito Educativo	1,375,223
Planificación de Recursos Humanos	360,263
Total del Presupuesto de funcionamiento	**23,793,200**
Inversión	
Crédito Educativo	22,441,000
Construcciones, Mej. y Equipamiento	540,900
Becas de Asisten. Educ. y Auxilio Econ.	217,396,900
Convenio Hewlett Packard	500,000
Total del Presupuesto de inversión	**240,878,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**264,672,000**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2012:

Ingresos Totales	8,522,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,522,000
Gastos	8,522,000

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARÍA NACIONAL DE DISCAPACIDAD	8,522,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	5,000,100
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,000,100
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,000,100
121.1.2.3.1.00.	GOBIERNO CENTRAL	5,000,100
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,000,100
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,521,900
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,521,900
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,521,900
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,521,900
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,521,900

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,849,300
Equiparación de Oportunidades	2,150,800
Total del Presupuesto de funcionamiento	**5,000,100**
Inversión	
Construcción, Mejoras, Equip. y Cap.	450,000
Equiparación de Oportunidades	3,071,900
Total del Presupuesto de inversión	**3,521,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,522,000**

CAPÍTULO XV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 82. Para la ejecución de los programas de la funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2012:

Ingresos Totales	6,341,100
Menos: Aumento de Reservas	
Ingresos Disponibles	6,341,100
Gastos	6,341,100

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,341,100
124.1.0.0.0.00.	INGRESOS CORRIENTES	6,341,100
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,341,100
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,533,600
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,533,600
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,533,600
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,741,100
124.1.2.3.1.00.	GOBIERNO CENTRAL	4,741,100
124.1.2.3.1.12.	MINISTERIO DE SALUD	4,741,100
124.1.2.6.0.00.	INGRESOS VARIOS	66,400
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	66,400

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,266,259

Protección y Seguridad Alimentaria	3,074,841
Total del Presupuesto de funcionamiento	**6,341,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,341,100**

CAPÍTULO XVI

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	13,329,700
Menos: Aumento de Reservas	
Ingresos Disponibles	13,329,700
Gastos	13,329,700

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	13,329,700
125.1.0.0.0.00.	INGRESOS CORRIENTES	9,059,700
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,059,700
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,459,700
125.1.2.3.1.00.	GOBIERNO CENTRAL	8,459,700
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	8,459,700
125.2.0.0.0.00.	INGRESOS DE CAPITAL	4,270,000
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,270,000
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,270,000
125.2.3.2.1.00.	GOBIERNO CENTRAL	3,270,000
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	3,270,000
125.2.3.2.8.00.	SECTOR EXTERNO	1,000,000
125.2.3.2.8.08.	DONACIONES VARIAS	1,000,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,667,800
Investigaciones Agropecuarias	5,391,900

Total del Presupuesto de funcionamiento	**9,059,700**
Inversión	
Investigación e innovación Agropecuaria	1,213,500
Apoyo a la investigación e Innovación	2,806,500
Crédito de Contingencia	250,000
Total del Presupuesto de inversión	**4,270,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,329,700**

CAPÍTULO XVII
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	10,993,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,993,700
Gastos	10,993,700

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,993,700
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,344,000
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,344,000
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,579,000
126.1.2.3.1.00.	GOBIERNO CENTRAL	5,579,000
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,579,000
126.1.2.4.0.00.	TASAS Y DERECHOS	1,800,000
126.1.2.4.1.00.	DERECHOS	1,800,000
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,800,000
126.1.2.6.0.00.	INGRESOS VARIOS	965,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	965,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	2,649,700
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,649,700
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,649,700
126.2.3.2.1.00.	GOBIERNO CENTRAL	2,096,000
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,096,000
126.2.3.2.8.00.	SECTOR EXTERNO	553,700
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	553,700

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,620,700
Desarr. y Conserv. Rec. Acuáticos	4,458,300
Total del Presupuesto de funcionamiento	**8,079,000**
Inversión	
Invest. y Desar. Recursos Acuáticos	2,914,700
Total del Presupuesto de inversión	**2,914,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,993,700**

CAPÍTULO XVIII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 91. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2012:

Ingresos Totales	6,980,000
Menos: Aumento de Reservas	
Ingresos Disponibles	6,980,000
Gastos	6,980,000

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	6,980,000
127.1.0.0.0.00.	INGRESOS CORRIENTES	3,070,000
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,070,000
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,070,000
127.1.2.3.1.00.	GOBIERNO CENTRAL	3,070,000
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,070,000
127.2.0.0.0.00.	INGRESOS DE CAPITAL	3,910,000
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,500,000
127.2.2.2.0.00.	CRÉDITO EXTERNO	3,500,000
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,500,000
127.2.2.2.1.59.	BIRF - CONTRATACIONES PÚBLICAS	3,500,000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	410,000
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	410,000
127.2.3.2.1.00.	GOBIERNO CENTRAL	410,000
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	410,000

ARTÍCULO 93. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admon. y Regulac. de las Contrataciones	1,499,650
Admon.y Desarrollo de la Compras Gub.	1,570,350
Total del Presupuesto de funcionamiento	**3,070,000**
Inversión	
Modernización de los Serv. de Cont. Púb.	3,910,000
Total del Presupuesto de inversión	**3,910,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,980,000**

CAPÍTULO XIX

1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2012:

Ingresos Totales	1,838,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,838,000
Gastos	1,838,000

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,838,000
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,588,000
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,588,000
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,588,000
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,588,000
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,588,000
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 96. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	905,900



Operaciones Jurisdiccionales	682,100
Total del Presupuesto de funcionamiento	**1,588,000**
Inversión	
Construcción y Rehab. de Instalaciones	200,000
Modernización del Sistema Jurídico	50,000
Total del Presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,838,000**

CAPÍTULO XX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2012:

Ingresos Totales	24,569,700
Menos: Aumento de Reservas	
Ingresos Disponibles	24,569,700
Gastos	24,569,700

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	24,569,700
130.1.0.0.0.00.	INGRESOS CORRIENTES	16,000,000
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,000,000
130.1.2.1.0.00.	RENTA DE ACTIVOS	224,000
130.1.2.1.1.00.	ARRENDAMIENTOS	156,000
130.1.2.1.1.01.	ARRENDAMIENTOS	156,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,451,000
130.1.2.3.1.00.	GOBIERNO CENTRAL	15,451,000
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	15,451,000
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	25,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	8,569,700
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,569,700
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,569,700
130.2.3.2.1.00.	GOBIERNO CENTRAL	8,068,700

130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,068,700
130.2.3.2.8.00.	SECTOR EXTERNO	501,000
130.2.3.2.8.04.	DONACIÓN FOMIN-BID	501,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,192,800
Patrimonio Histórico	1,101,900
Extensión Cultural	2,488,200
Educación Artística	3,217,100
Total del Presupuesto de funcionamiento	**16,000,000**
Inversión	
Mantenimiento y Restauraciones de Obras	8,569,700
Total del Presupuesto de inversión	**8,569,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,569,700**

CAPÍTULO XXI
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2012:

Ingresos Totales	10,034,600
Menos: Aumento de Reservas	
Ingresos Disponibles	10,034,600
Gastos	10,034,600

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica.

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	10,034,600
131.1.0.0.0.00.	INGRESOS CORRIENTES	8,534,600
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	8,534,600
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	8,534,600
131.1.1.1.4.00.	SEGURO EDUCATIVO	8,534,600
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	8,534,600
131.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000



131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,500,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,543,990
Operaciones de Radio y Televisión	3,880,610
Total del Presupuesto de funcionamiento	**7,424,600**
Inversión	
Modernización de Radio y Telev. Estatal	2,610,000
Total del Presupuesto de inversión	**2,610,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,034,600**

CAPÍTULO XXII
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCI. TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2012:

Ingresos Totales	33,115,000
Menos: Aumento de Reservas	
Ingresos Disponibles	33,115,000
Gastos	33,115,000

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	33,115,000
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,115,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,115,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,115,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	3,115,000
132.1.2.3.1.03.	PRESIDENCIA	3,115,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000,000
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,700,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	2,700,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,700,000
132.2.2.2.1.11.	SENACYT-BID	2,700,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	27,300,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	27,300,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	27,300,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	27,300,000

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA INNOVACIÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	3,115,000
Total del Presupuesto de funcionamiento	**3,115,000**
Inversión	
Ciencia y Tecnologia	30,000,000
Total del Presupuesto de inversión	**30,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,115,000**

CAPÍTULO XXIII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2012:

Ingresos Totales	2,869,300
Menos: Aumento de Reservas	
Ingresos Disponibles	2,869,300
Gastos	2,869,300

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,869,300
133.1.0.0.0.00.	INGRESOS CORRIENTES	2,510,500
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,510,500
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,510,500
133.1.2.3.1.00.	GOBIERNO CENTRAL	2,510,500
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,510,500
133.2.0.0.0.00.	INGRESOS DE CAPITAL	358,800
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	358,800
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	358,800
133.2.3.2.1.00.	GOBIERNO CENTRAL	358,800
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	358,800

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS



	Funcionamiento	
Dirección y Administración General		2,510,500
	Total del Presupuesto de funcionamiento	**2,510,500**
	Inversión	
Construcción y Equipamiento		28,800
Desarrollo de Oportunidad para Mujeres		330,000
	Total del Presupuesto de inversión	**358,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**2,869,300**

CAPÍTULO XIV
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2012:

Ingresos Totales	3,817,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,817,800
Gastos	3,817,800

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,817,800
134.1.0.0.0.00.	INGRESOS CORRIENTES	3,169,800
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,169,800
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,169,800
134.1.2.3.1.00.	GOBIERNO CENTRAL	3,169,800
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,169,800
134.2.0.0.0.00.	INGRESOS DE CAPITAL	648,000
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	648,000
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	648,000
134.2.3.2.1.00.	GOBIERNO CENTRAL	648,000
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	648,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,834,500
Prot. y Prom. Integral de Niñez y Adolec		1,335,300
	Total del Presupuesto de funcionamiento	**3,169,800**
	Inversión	
Sistema de Protección Integral de Niñez		448,000

Impl. Derechos Niñez, Adolesc. Familia	200,000
Total del Presupuesto de Inversión	**648,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,817,800**

CAPÍTULO XXV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2012:

Ingresos Totales	28,325,700
Menos: Aumento de Reservas	
Ingresos Disponibles	28,325,700
Gastos	28,325,700

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	28,325,700
135.1.0.0.0.00.	INGRESOS CORRIENTES	15,325,700
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,325,700
135.1.2.1.0.00.	RENTA DE ACTIVOS	316,000
135.1.2.1.1.00.	ARRENDAMIENTOS	316,000
135.1.2.1.1.01.	ARRENDAMIENTOS	316,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,994,700
135.1.2.3.1.00.	GOBIERNO CENTRAL	14,944,700
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,944,700
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	50,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	50,000
135.1.2.6.0.00.	INGRESOS VARIOS	15,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	13,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	13,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	13,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	13,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	13,000,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,254,104
Fomento y Promoción del Deporte	4,109,585
Diseño Const. y Mant. de Obras e Inst.	2,644,111
Transferencias Varias	317,900
Total del Presupuesto de funcionamiento	**15,325,700**
Inversión	
Construcciones y Mejoras	13,000,000
Total del Presupuesto de inversión	**13,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,325,700**

CAPÍTULO XXVI
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2012:

Ingresos Totales	56,074,500
Menos: Aumento de Reservas	
Ingresos Disponibles	56,074,500
Gastos	56,074,500

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	56,074,500
137.1.0.0.0.00.	INGRESOS CORRIENTES	26,464,900
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	26,314,900
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	26,314,900
137.1.1.1.4.00.	SEGURO EDUCATIVO	26,314,900
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	26,314,900
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	50,000
137.1.2.1.3.09.	TALLERES ARTESANALES	50,000
137.1.2.6.0.00.	INGRESOS VARIOS	100,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	29,609,600
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,609,600
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,609,600
137.2.3.2.1.00.	GOBIERNO CENTRAL	29,609,600
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	29,609,600

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión apruébase el

presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,231,500
Formación de Recursos Humanos	5,322,000
Total del Presupuesto de funcionamiento	**11,553,500**
Inversión	
Construcciones y Mejoras a Obras	6,500,000
Equipamiento de Centros y Subcentros	3,500,000
Granjas Sostenibles	600,000
Sistema de Formación Profesional - Dual	1,783,600
Formación y Capacitación Desarrollo H.	30,337,400
Fortalecimiento Institucional	1,800,000
Total del Presupuesto de inversión	**44,521,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**56,074,500**

CAPÍTULO XXVII

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2012:

Ingresos Totales	30,159,200
Menos: Aumento de Reservas	
Ingresos Disponibles	30,159,200
Gastos	30,159,200

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	30,159,200
140.1.0.0.0.00.	INGRESOS CORRIENTES	27,327,200
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27,327,200
140.1.2.1.0.00.	RENTA DE ACTIVOS	277,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	5,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	26,594,700
140.1.2.3.1.00.	GOBIERNO CENTRAL	26,589,700



140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	26,589,700
140.1.2.3.6.00.	MUNICIPIOS	5,000
140.1.2.3.6.01.	PANAMÁ	5,000
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	2,832,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,532,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,532,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	2,532,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,532,000
140.2.4.0.0.00.	SALDO EN CAJA Y BANCO	300,000
140.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	300,000
140.2.4.2.0.01.	SALDO DE CAPITAL	300,000

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,438,912
Servicios de Habilitación	18,526,468
Servicio de Apoyo	1,969,348
Producción y Capacitación Laboral	847,072
Transferencias Varias	545,400
Total del Presupuesto de funcionamiento	**27,327,200**
Inversión	
Construcciones y Reparaciones	1,782,000
Suministros y Equipamiento	1,050,000
Total del Presupuesto de inversión	**2,832,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**30,159,200**

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2012:

Ingresos Totales	8,007,100

Menos: Aumento de Reservas	
Ingresos Disponibles	8,007,100
Gastos	8,007,100

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	8,007,100
142.1.0.0.0.00.	INGRESOS CORRIENTES	8,007,100
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7,112,100
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	7,112,100
142.1.1.1.4.00.	SEGURO EDUCATIVO	7,112,100
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7,112,100
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	745,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	730,000
142.1.2.3.7.00.	SECTOR PRIVADO	730,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	730,000
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000
142.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	150,000
142.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	150,000
142.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	150,000

ARTÍCULO 123. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,958,498
Promoción y Fortalecimiento		3,840,702
Transferencias Varias		507,900
	Total del Presupuesto de funcionamiento	**7,307,100**
	Inversión	
Construcción		700,000
	Total del Presupuesto de inversión	**700,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**8,007,100**

CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	71,210,000
Menos: Aumento de Reservas	

Ingresos Disponibles	71,210,000
Gastos	71,210,000

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	71,210,000
145.1.0.0.0.00.	INGRESOS CORRIENTES	45,210,000
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	25,105,000
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	25,105,000
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	25,105,000
145.1.1.2.4.03.	PASAJE AÉREO	9,295,000
145.1.1.2.4.04.	HOSPEDAJES	15,810,000
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,105,000
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,800,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,800,000
145.1.2.1.1.01.	ARRENDAMIENTOS	1,800,000
145.1.2.4.0.00.	TASAS Y DERECHOS	18,000,000
145.1.2.4.2.00.	TASAS	18,000,000
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	18,000,000
145.1.2.6.0.00.	INGRESOS VARIOS	305,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	305,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	26,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	26,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI	26,000,000

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		13,937,220
Fomento del Turismo		6,114,780
Transferencias Varias		508,000
	Total del Presupuesto de funcionamiento	**20,560,000**
	Inversión	
Promoción Turística		50,650,000
	Total del Presupuesto de inversión	**50,650,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**71,210,000**

CAPÍTULO XXX



1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2012:

Ingresos Totales	15,017,000
Menos: Aumento de Reservas	
Ingresos Disponibles	15,017,000
Gastos	15,017,000

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	15,017,000
146.1.0.0.0.00.	INGRESOS CORRIENTES	5,017,000
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,017,000
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,017,000
146.1.2.3.1.00.	GOBIERNO CENTRAL	5,017,000
146.1.2.3.1.03.	PRESIDENCIA	5,017,000
146.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,000,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,000,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	10,000,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	10,000,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica.

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3,021,958
Modernización de la Gestión Guberna.		1,995,042
	Total del Presupuesto de funcionamiento	**5,017,000**
	Inversión	
Mejoras, Instalación y Equipamento		10,000,000
	Total del Presupuesto de inversión	**10,000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**15,017,000**

CAPÍTULO XXXI
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ





para la vigencia fiscal de 2012:

Ingresos Totales	55,648,000
Menos: Aumento de Reservas	
Ingresos Disponibles	55,648,000
Gastos	55,648,000

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	55,648,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	55,523,000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	48,523,000
148.1.2.4.0.00.	TASAS Y DERECHOS	46,723,000
148.1.2.4.1.00.	DERECHOS	46,723,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	37,223,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	5,500,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	4,000,000
148.1.2.6.0.00.	INGRESOS VARIOS	1,800,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,800,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	7,000,000
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	7,000,000
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	7,000,000
148.2.0.0.0.00.	INGRESOS DE CAPITAL	125,000
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	125,000
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	125,000
148.2.3.2.8.00.	SECTOR EXTERNO	125,000
148.2.3.2.8.48.	SECTOR EXTERNO	125,000

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	5,722,400
Operaciones de Registro Público	5,675,100
Archivos Nacionales	756,500
Tansferencias Varias	25,473,600
Total del Presupuesto de funcionamiento	**37,627,600**
Inversión	
Edificaciones	5,020,400
Equipo de Informática	13,000,000
Total del Presupuesto de Inversión	**18,020,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**55,648,000**



CAPÍTULO XXXII
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2012:

Ingresos Totales	35.887.100
Menos: Aumento de Reservas	
Ingresos Disponibles	35.887.100
Gastos	35,887,100

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	35,887,100
187.1.0.0.0.00.	INGRESOS CORRIENTES	31,951,100
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,951,100
187.1.2.1.0.00.	RENTA DE ACTIVOS	607,898
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	607,898
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	76,930
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	530,968
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	29,307,216
187.1.2.3.1.00.	GOBIERNO CENTRAL	29,307,216
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	29,307,216
187.1.2.4.0.00.	TASAS Y DERECHOS	1,724,755
187.1.2.4.1.00.	DERECHOS	1,662,155
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	58,200
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	434,755
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,169,200
187.1.2.4.2.00.	TASAS	62,600
187.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	9,400
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	53,200
187.1.2.6.0.00.	INGRESOS VARIOS	311,231
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	272,431
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	38,800
187.2.0.0.0.00.	INGRESOS DE CAPITAL	3,936,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,936,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,936,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	2,936,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,936,000
187.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,000,000
187.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
187.2.4.2.0.01.	SALDO DE CAPITAL	1,000,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,509,870
Educación Superior	20,804,191
Investigación	637,039
Total del Presupuesto de funcionamiento	**31,951,100**
Inversión	
Construcción y Rehabilitación	870,300
Equipamiento	255,600
Investigación	2,810,100
Total del Presupuesto de inversión	**3,936,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**35,887,100**

CAPÍTULO XXXIII
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	176,000,300
Menos: Aumento de Reservas	
Ingresos Disponibles	176,000,300
Gastos	176,000,300

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	176,000,300
190.1.0.0.0.00.	INGRESOS CORRIENTES	169,740,300
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	169,740,300
190.1.2.1.0.00.	RENTA DE ACTIVOS	5,727,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,622,600
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,622,600
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,104,400
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,104,400
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	150,065,500
190.1.2.3.1.00.	GOBIERNO CENTRAL	149,840,500
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	149,840,500
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	225,000
190.1.2.3.2.06.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	225,000
190.1.2.4.0.00.	TASAS Y DERECHOS	6,403,600
190.1.2.4.1.00.	DERECHOS	6,403,600
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	6,403,600
190.1.2.6.0.00.	INGRESOS VARIOS	7,544,200
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	7,544,200





190.2.0.0.0.00.	INGRESOS DE CAPITAL	6,260,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,060,000
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,060,000
190.2.3.2.1.00.	GOBIERNO CENTRAL	3,060,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,060,000
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	3,200,000
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,200,000
190.2.4.2.0.01.	SALDO DE CAPITAL	3,200,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica.

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	52,374,767
Educación Superior	103,908,309
Investigación	10,668,947
Extensión Cultural	2,787,577
Transferencias Varias	700
Total del Presupuesto de funcionamiento	**169,740,300**
Inversión	
Construcciones y Equipamiento	6,040,000
Seguimiento a Proyectos de Inversión	220,000
Total del Presupuesto de Inversión	**6,260,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**176,000,300**

CAPÍTULO XXXIV
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	7,964,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,964,000
Gastos	7,964,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,964,000
191.1.0.0.0.00.	INGRESOS CORRIENTES	6,754,000
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,754,000
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,015,200
191.1.2.3.1.00.	GOBIERNO CENTRAL	2,065,200



191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	2,065,200
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	1,950,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	1,950,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,638,800
191.1.2.4.1.00.	DERECHOS	2,638,800
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,638,800
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	1,210,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,210,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,210,000
191.2.3.2.1.00.	GOBIERNO CENTRAL	1,210,000
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,210,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,257,820
Educación Superior	3,496,180
Total del Presupuesto de funcionamiento	**6,754,000**
Inversión	
Rehabilitación de Edificio	840,000
Instalación de Laboratorios/Simuladores	100,000
Equipamiento	50,000
Innovación Tecnológica	160,000
Gestión de Conocimiento	60,000
Total del Presupuesto de inversión	**1,210,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,964,000**

CAPÍTULO XXXV

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2012:

Ingresos Totales	14,293,100
Menos: Aumento de Reservas	
Ingresos Disponibles	14,293,100
Gastos	14,293,100

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:





193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	14,293,100
193.1.0.0.0.00.	INGRESOS CORRIENTES	12,522,100
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,522,100
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,288,000
193.1.2.3.1.00.	GOBIERNO CENTRAL	9,288,000
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9,288,000
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,334,100
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,318,900
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,771,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,771,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,771,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,771,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,771,000

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,994,550
Educación Superior	7,527,550
Total del Presupuesto de funcionamiento	**12,522,100**
Inversión	
Remodelaciones	600,000
Construcciones	1,000,000
Equipam. de Labora. y Clínica Interdisc.	171,000
Total del Presupuesto de inversión	**1,771,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,293,100**

CAPÍTULO XXXVI
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	70,962,000
Menos: Aumento de Reservas	
Ingresos Disponibles	70,962,000
Gastos	70,962,000





ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	70,962,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	64,479,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	64,479,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,670,900
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,670,900
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	614,000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	5,056,900
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	55,220,600
195.1.2.3.1.00.	GOBIERNO CENTRAL	55,220,600
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	55,220,600
195.1.2.4.0.00.	TASAS Y DERECHOS	2,889,400
195.1.2.4.1.00.	DERECHOS	2,570,400
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,530,200
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40,200
195.1.2.4.2.00.	TASAS	319,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	319,000
195.1.2.6.0.00.	INGRESOS VARIOS	698,100
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	698,100
195.2.0.0.0.00.	INGRESOS DE CAPITAL	6,483,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,483,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,483,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5,483,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,483,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,000,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
195.2.4.2.0.01.	SALDO DE CAPITAL	1,000,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21,051,309
Educación Superior Tecnológica	36,039,959
Investigación, Posgrado y Extensión	7,387,732
Total del Presupuesto de funcionamiento	**64,479,000**
Inversión	
Construcciones Educativas	3,977,000
Mobiliario, Libros y Equipo Educacional	2,506,000
Total del Presupuesto de inversión	**6,483,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**70,962,000**





CAPÍTULO XXXVII
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 148. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2012:

Ingresos Totales	463,000
Menos: Aumento de Reservas	
Ingresos Disponibles	463,000
Gastos	463,000

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	463,000
197.1.0.0.0.00.	INGRESOS CORRIENTES	463,000
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	463,000
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	412,200
197.1.2.3.1.00.	GOBIERNO CENTRAL	412,200
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	412,200
197.1.2.4.0.00.	TASAS Y DERECHOS	50,700
197.1.2.4.2.00.	TASAS	50,700
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	31,800
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	18,900
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 150. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2012 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	463,000
Total del Presupuesto de funcionamiento	**463,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**463,000**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 151. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2012 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	**911,315,220**	**177,436,200**	**1,088,751,420**	**770,313,620**	**318,437,800**	**1,088,751,420**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	109,201,400	11,427,000	120,628,400	77,910,600	42,717,800	120,628,400
AUTORIDAD MARÍTIMA DE PANAMÁ	170,261,900	0	170,261,900	152,175,100	18,086,800	170,261,900
BINGOS NACIONALES	1,068,000	0	1,068,000	1,057,400	10,600	1,068,000
AUTORIDAD AERONÁUTICA CIVIL	30,536,900	25,615,000	56,151,900	23,584,400	32,567,500	56,151,900
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	155,883,200	43,605,500	199,488,700	99,439,700	100,049,000	199,488,700
INSTITUTO DE MERCADEO AGROPECUARIO	6,445,200	12,860,600	19,305,800	5,977,900	13,327,900	19,305,800
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	37,349,900	0	37,349,900	37,254,400	95,500	37,349,900
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	1,184,420	0	1,184,420	964,420	220,000	1,184,420
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	66,527,700	18,783,100	85,310,800	38,158,000	47,152,800	85,310,800
LOTERÍA NACIONAL DE BENEFICENCIA	195,731,000	0	195,731,000	192,212,100	3,518,900	195,731,000
ZONA LIBRE DE COLÓN	87,328,000	25,000,000	112,328,000	93,215,800	19,112,200	112,328,000
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	8,417,200	11,145,000	19,562,200	8,296,000	11,266,200	19,562,200
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	41,380,400	29,000,000	70,380,400	40,067,800	30,312,600	70,380,400

ARTÍCULO 152. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2012, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
T O T A L	**421,455,220**	**63,824,200**	**264,643,900**	**6,450,000**	**13,940,300**	**770,313,620**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	39,028,700	25,927,800	0	4,500,000	8,454,100	77,910,600
AUTORIDAD MARÍTIMA DE PANAMÁ	36,329,900	9,676,500	104,000,000	1,950,000	218,700	152,175,100
BINGOS NACIONALES	1,022,400	35,000	0	0	0	1,057,400
AUTORIDAD AERONÁUTICA CIVIL	21,541,300	1,501,200	0	0	541,900	23,584,400
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	98,222,600	852,100	0	0	365,000	99,439,700
INSTITUTO DE MERCADEO AGROPECUARIO	5,818,100	159,800	0	0	0	5,977,900
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	35,127,700	2,126,700	0	0	0	37,254,400
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	944,420	20,000	0	0	0	964,420
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	23,252,000	11,540,000	0	0	3,366,000	38,158,000
LOTERÍA NACIONAL DE BENEFICENCIA	102,145,600	4,366,500	85,700,000	0	0	192,212,100
ZONA LIBRE DE COLÓN	14,150,300	3,647,000	74,943,900	0	474,600	93,215,800
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	7,343,000	953,000	0	0	0	8,296,000
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	36,529,200	3,018,600	0	0	520,000	40,067,800

1/ Aporte al fisco incluye impuestos



ARTÍCULO 153. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**257,252,800**	**38,123,600**	**0**	**23,061,400**	**318,437,800**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	37,450,000	767,800	0	4,500,000	42,717,800
AUTORIDAD MARÍTIMA DE PANAMÁ	15,637,100	255,100	0	2,194,600	18,086,800
BINGOS NACIONALES	0	10,600	0	0	10,600
AUTORIDAD AERONÁUTICA CIVIL	30,961,600	290,100	0	1,315,800	32,567,500
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	64,236,300	33,771,800	0	2,040,900	100,049,000
INSTITUTO DE MERCADEO AGROPECUARIO	12,860,600	227,300	0	240,000	13,327,900
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	0	95,500	0	0	95,500
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	145,000	75,000	0	0	220,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	40,518,100	47,600	0	6,587,100	47,152,800
LOTERÍA NACIONAL DE BENEFICENCIA	1,469,900	2,049,000	0	0	3,518,900
ZONA LIBRE DE COLÓN	13,829,200	0	0	5,283,000	19,112,200
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	11,145,000	121,200	0	0	11,266,200
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	29,000,000	412,600	0	900,000	30,312,600

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2012:

Ingresos Totales	120,628,400
Menos: Aumento de Reservas	
Ingresos Disponibles	120,628,400
Gastos	120,628,400

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	120,628,400
202.1.0.0.0.00.	INGRESOS CORRIENTES	109,201,400
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	109,201,400
202.1.2.1.0.00.	RENTA DE ACTIVOS	28,585,800
202.1.2.1.1.00.	ARRENDAMIENTOS	7,681,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	7,681,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,877,600





202.1.2.1.3.04.	VENTA DE ENERGÍA	2.559,600
202.1.2.1.3.07.	AGUA	32,900
202.1.2.1.3.11.	COMBUSTIBLE	2,285,100
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	16,026,400
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	6,200
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	9,348,200
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	211,800
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	6,014,200
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	446,000
202.1.2.4.0.00.	TASAS Y DERECHOS	79,415,600
202.1.2.4.1.00.	DERECHOS	79,415,600
202.1.2.4.1.17.	USO DE AEROPUERTOS	54,144,400
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTACIONÓMETRO	1,443,200
202.1.2.4.1.45.	OTRAS CONCESIONES	23,828,000
202.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	400,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	800,000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	11,427,000
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	11,427,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	11,427,000
202.2.4.2.0.01.	SALDO DE CAPITAL	11,427,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	54,021,900
Operaciones Aeroportuarias	29,156,500
Total del Presupuesto de funcionamiento	**83,178,400**
Inversión	
Ampliación y Remodelación	34,470,000
Plan de Expansión	2,980,000
Total del Presupuesto de inversión	**37,450,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,628,400**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	170,261,900
Menos: Aumento de Reservas	
Ingresos Disponibles	170,261,900



Gastos	170,261,900

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	170,261,900
203.1.0.0.0.00.	INGRESOS CORRIENTES	170,261,900
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	31,346,000
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	31,346,000
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	31,346,000
203.1.1.1.2.03.	IMPUESTOS DE NAVES	31,346,000
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	134,915,900
203.1.2.1.0.00.	RENTA DE ACTIVOS	40,726,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	40,726,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	20,226,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	20,500,000
203.1.2.4.0.00.	TASAS Y DERECHOS	87,689,900
203.1.2.4.1.00.	DERECHOS	26,403,000
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	3,103,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	23,300,000
203.1.2.4.2.00.	TASAS	61,286,900
203.1.2.4.2.07.	FAROS Y BOYAS	7,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,701,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5,975,413
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	5,000,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	19,500,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,610,487
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	10,000,000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	6,500,000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	3,000,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2,000,000
203.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	4,000,000
203.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	4,000,000
203.1.4.2.0.01.	SALDO CORRIENTE	4,000,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	19,464,700
Servicios de la Act. Marítima	22,099,700
Servicios Portuarios	7,110,400
Transferencias	105,950,000

Total del Presupuesto de funcionamiento	**154,624,800**
Inversión	
Estudios, Avalúos y Diseños	5,600,000
Adquisición de Equipo y Consultorías	4,477,174
Puertos	5,559,926
Total del Presupuesto de inversión	**15,637,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**170,261,900**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2012:

Ingresos Totales	1,068,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,068,000
Gastos	1,068,000

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	1,068,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	1,068,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,068,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	1,068,000
208.1.2.1.1.00.	ARRENDAMIENTOS	64,000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	64,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	1,004,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	1,004,000

ARTICULO 162. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	177,513
Administración de Bingos	890,487
Total del Presupuesto de funcionamiento	**1,068,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,068,000**

CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2012:

Ingresos Totales	56,151,900
Menos: Aumento de Reservas	
Ingresos Disponibles	56,151,900
Gastos	56,151,900

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	56,151,900
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,536,900
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,536,900
238.1.2.1.0.00.	RENTA DE ACTIVOS	16,640,900
238.1.2.1.1.00.	ARRENDAMIENTOS	1,000,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,000,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	50,000
238.1.2.1.3.11.	COMBUSTIBLE	50,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,590,900
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	175,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	200,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	15,215,900
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,500,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,000,000
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	6,000,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTERNAL. TOCUMEN, S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,400,000
238.1.2.4.1.00.	DERECHOS	2,400,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,400,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,000,000
238.1.2.6.0.00.	INGRESOS VARIOS	996,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	300,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	350,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	346,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	25,615,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	25,615,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	25,615,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	25,615,000
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	25,615,000

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,476,796
Servicios Aeronáuticos	6,101,196
Operación de Aeropuertos	3,561,608
Transferencias Varias	1,193,000
Operaciones Financieras	1,857,700
Total del Presupuesto de funcionamiento	**25,190,300**
Inversión	
Adquisición y Rehabilitación de Equipo	1,800,000
Cont., Rehabil. y Mant. Aeroportuario	29,161,600
Total del Presupuesto de inversión	**30,961,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**56,151,900**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2012:

Ingresos Totales	199,488,700
Menos: Aumento de Reservas	
Ingresos Disponibles	199,488,700
Gastos	199,488,700

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	199,488,700
266.1.0.0.0.00.	INGRESOS CORRIENTES	155,883,200
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	155,883,200
266.1.2.1.0.00.	RENTA DE ACTIVOS	90,168,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,168,000
266.1.2.1.3.07.	AGUA	90,168,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,498,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	17,498,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	17,498,000
266.1.2.4.0.00.	TASAS Y DERECHOS	18,000,000
266.1.2.4.1.00.	DERECHOS	18,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	18,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000

266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000
266.1.2.6.0.00.	INGRESOS VARIOS	28,217,200
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	22,517,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,700,200
266.2.0.0.0.00.	INGRESOS DE CAPITAL	43,605,500
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	13,819,500
266.2.2.2.0.00.	CRÉDITO EXTERNO	13,819,500
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	13,819,500
266.2.2.2.1.14.	CAF-IDAAN	6,962,500
266.2.2.2.1.60.	BANCO MUNDIAL 7877-PA-IDAAN	3,960,100
266.2.2.2.1.67.	BID 2367/OC-PN IDAAN	2,896,900
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,786,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,786,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	29,786,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	29,786,000

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,623,700
Dotación de Agua y Alcant. Sanitario	94,251,800
Comercialización	2,839,700
Servicios Regionales	17,131,300
Operaciones Financieras	2,405,900
Total del Presupuesto de funcionamiento	**135,252,400**
Inversión	
Desarrollo del Sistema de Agua	40,336,500
Desarrollo de Sist. Alcantarillado	17,127,800
Inversiones Complementarias	6,772,000
Total del Presupuesto de inversión	**64,236,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**199,488,700**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2012:

Ingresos Totales	19,305,800
Menos: Aumento de Reservas	
Ingresos Disponibles	19,305,800





Gastos 19,305,800

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	19,305,800
270.1.0.0.0.00.	INGRESOS CORRIENTES	6,445,200
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,445,200
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,481,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	5,481,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,481,700
270.1.2.6.0.00.	INGRESOS VARIOS	963,500
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	963,500
270.2.0.0.0.00.	INGRESOS DE CAPITAL	12,860,600
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,460,600
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,460,600
270.2.3.2.1.00.	GOBIERNO CENTRAL	12,460,600
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	12,460,600
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	400,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	400,000
270.2.4.2.0.01.	SALDO DE CAPITAL	400,000

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,469,760
Apoyo a la Comercialización	3,735,440
Operaciones Financieras	240,000
Total del Presupuesto de funcionamiento	**6,445,200**
Inversión	
Comercialización	10,400,000
Modernización Serv. Agropecuarios	2,460,600
Total del Presupuesto de inversión	**12,860,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,305,800**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2012:

Ingresos Totales 37,349,900

Menos: Aumento de Reservas

Ingresos Disponibles	37,349,900
Gastos	37,349,900

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	37,349,900
273.1.0.0.0.00.	INGRESOS CORRIENTES	37,349,900
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	37,349,900
273.1.2.1.0.00.	RENTA DE ACTIVOS	1,000,000
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,000,000
273.1.2.1.3.04.	VENTA DE ENERGÍA	1,000,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	36,349,900
273.1.2.3.1.00.	GOBIERNO CENTRAL	36,349,900
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	36,349,900

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica.

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	35,349,900
Transferencias Varias	2,000,000
Total del Presupuesto de funcionamiento	**37,349,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**37,349,900**

CAPÍTULO IX

2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2012:

Ingresos Totales	1,184,420
Menos: Aumento de Reservas	
Ingresos Disponibles	1,184,420
Gastos	1,184,420

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	1,184,420
275.1.0.0.0.00.	INGRESOS CORRIENTES	1,184,420
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,184,420



275.1.2.6.0.00.	INGRESOS VARIOS	1,184,420
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,184,420

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,039,420
Total del Presupuesto de funcionamiento	**1,039,420**
Inversión	
Construcción, Equip. y Mantenimiento	145,000
Total del Presupuesto de inversión	**145,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,184,420**

CAPÍTULO X

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2012:

Ingresos Totales	85,310,800
Menos: Aumento de Reservas	
Ingresos Disponibles	85,310,800
Gastos	85,310,800

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	85,310,800
278.1.0.0.0.00.	INGRESOS CORRIENTES	66,527,700
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	66,501,700
278.1.2.4.0.00.	TASAS Y DERECHOS	64,827,700
278.1.2.4.2.00.	TASAS	64,827,700
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	64,827,700
278.1.2.6.0.00.	INGRESOS VARIOS	1,674,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,674,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	26,000
278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	26,000
278.1.3.2.0.23.	A EMPRESAS	26,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	18,783,100
278.2.2.0.0.00	RECURSOS DEL CRÉDITO	14,000,000
278.2.2.2.0.00.	CRÉDITO EXTERNO	14,000,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	14,000,000



278.2.2.2.1.31.	B.I.D-2024 OC/PN	14,000,000
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	4,783,100
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	4,783,100
278.2.4.2.0.01.	SALDO DE CAPITAL	4,783,100

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	23,468,500
Operación Integrada	11,371,100
Operaciones Financieras	9,953,100
Total del Presupuesto de funcionamiento	**44,792,700**
Inversión	
Transmisión	36,552,300
Fortalec. de Otras Inv. de Etesa	3,965,800
Total del Presupuesto de inversión	**40,518,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**85,310,800**

CAPÍTULO XI

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2012:

Ingresos Totales	195,731,000
Menos: Aumento de Reservas	
Ingresos Disponibles	195,731,000
Gastos	195,731,000

ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	195,731,000
282.1.0.0.0.00.	INGRESOS CORRIENTES	195,731,000
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	195,731,000
282.1.2.1.0.00.	RENTA DE ACTIVOS	182,327,000
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	182,327,000
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	138,386,700
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	43,940,300
282.1.2.6.0.00.	INGRESOS VARIOS	13,404,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,404,000



ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,472,915
Administración de Billetes	86,056,685
Transferencias	89,731,500
Total del Presupuesto de funcionamiento	**194,261,100**
Inversión	
Infraestructura	470,000
Equipamiento	999,900
Total del Presupuesto de inversión	**1,469,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**195,731,000**

CAPÍTULO XII

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2012:

Ingresos Totales	112,328,000
Menos: Aumento de Reservas	
Ingresos Disponibles	112,328,000
Gastos	112,328,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	112,328,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	87,328,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	87,252,400
296.1.2.1.0.00.	RENTA DE ACTIVOS	64,750,900
296.1.2.1.1.00.	ARRENDAMIENTOS	34,900,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	7,900,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	27,000,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	13,695,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	13,695,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	16,155,900
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,467,900
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	14,688,000
296.1.2.4.0.00.	TASAS Y DERECHOS	22,344,500



296.1.2.4.2.00.	TASAS	22,344,500
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	199,500
296.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	491,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,496,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4,908,000
296.1.2.4.2.99.	OTRAS TASAS	14,250,000
296.1.2.6.0.00.	INGRESOS VARIOS	157,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	115,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	42,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	75,600
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	75,600
296.1.3 2.0.21.	POR GOBIERNO CENTRAL	75,600
296.2.0.0.0.00.	INGRESOS DE CAPITAL	25,000,000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	25,000,000
296.2.1.1.0.00.	VENTA DE ACTIVOS	25,000,000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	25,000,000
296.2.1.1.1.02.	EDIFICIOS	25,000,000

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,587,260
Comercialización y Desarrollo	4,040,040
Transferencias Varias	78,113,900
Operaciones Financieras	5,757,600
Total del Presupuesto de funcionamiento	**98,498,800**
Inversión	
Inversiones Estratégicas de Zona Libre	13,829,200
Total del Presupuesto de inversión	**13,829,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**112,328,000**

CAPÍTULO XIII

2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2012:

Ingresos Totales	19,562,200
Menos: Aumento de Reservas	
Ingresos Disponibles	19,562,200

Gastos	19,562,200

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	19,562,200
297.1.0.0.0.00.	INGRESOS CORRIENTES	8,417,200
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,417,200
297.1.2.1.0.00.	RENTA DE ACTIVOS	1,053,300
297.1.2.1.1.00.	ARRENDAMIENTOS	1,053,300
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	346,100
297.1.2.1.1.02.	DE LOTES Y TIERRAS	707,200
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,014,700
297.1.2.3.1.00.	GOBIERNO CENTRAL	7,014,700
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	7,014,700
297.1.2.6.0.00.	INGRESOS VARIOS	349,200
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	349,200
297.2.0.0.0.00.	INGRESOS DE CAPITAL	11,145,000
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,345,000
297.2.1.1.0.00.	VENTA DE ACTIVOS	3,345,000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,345,000
297.2.1.1.1.01.	TERRENOS	3,345,000
297.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	7,800,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,800,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7,800,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	7,800,000

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMA PACÍFICO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,689,900
Desarrollo del Área Panamá Pacífico	4,727,300
Total del Presupuesto de funcionamiento	**8,417,200**
Inversión	
Desarrollo de Infraestructura	11,145,000
Total del Presupuesto de inversión	**11,145,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,562,200**

CAPÍTULO XIV

2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2012:





Ingresos Totales	70,380,400
Menos: Aumento de Reservas	
Ingresos Disponibles	70,380,400
Gastos	70,380,400

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	70,380,400
298.1.0.0.0.00.	INGRESOS CORRIENTES	41,380,400
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	41,380,400
298.1.2.1.0.00.	RENTA DE ACTIVOS	33,521,500
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	33,521,500
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	33,521,500
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,995,000
298.1.2.3.1.00.	GOBIERNO CENTRAL	1,995,000
298.1.2.3.1.12.	MINISTERIO DE SALUD	1,995,000
298.1.2.6.0.00.	INGRESOS VARIOS	5,863,900
298.1.2.6.0.10.	VIGENCIAS EXPIRADAS	5,023,900
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	840,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	29,000,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	29,000,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	29,000,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	29,000,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	29,000,000

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2012:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,060,900
Operación y Disposic. Res. Sólido	25,319,500
Total del Presupuesto de funcionamiento	**41,380,400**
Inversión	
Obras Sanitarias y Equipamiento	29,000,000
Total del Presupuesto de inversión	**29,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**70,380,400**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 193. Apruébanse los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2012, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**510,197,100**	**1,672,084,100**	**2,182,281,200**	**434,420,200**	**1,747,861,000**	**2,182,281,200**
SUPERINTENDENCIA DE BANCOS	14,682,000	0	14,682,000	14,205,900	476,100	14,682,000
BANCO DE DESARROLLO AGROPECUARIO	45,750,000	41,250,000	87,000,000	15,194,000	71,806,000	87,000,000
BANCO HIPOTECARIO NACIONAL	8,358,900	9,495,500	17,854,400	10,479,700	7,374,700	17,854,400
BANCO NACIONAL DE PANAMÁ	299,071,200	1,223,019,600	1,522,090,800	275,406,300	1,246,684,500	1,522,090,800
CAJA DE AHORROS	130,781,200	398,289,000	529,070,200	110,686,100	418,384,100	529,070,200
SUPERINTENDENCIA DE MERCADO DE VALORES	3,783,800	0	3,783,800	3,686,300	97,500	3,783,800
INSTITUTO DE SEGURO AGROPECUARIO	7,770,000	30,000	7,800,000	4,761,900	3,038,100	7,800,000

ARTÍCULO 194. Apruébanse los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2012, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**323,971,800**	**105,231,000**	**0**	**0**	**5,217,400**	**434,420,200**
SUPERINTENDENCIA DE BANCOS	13,664,600	541,300	0	0	0	14,205,900
BANCO DE DESARROLLO AGROPECUARIO	14,229,000	226,000	0	0	739,000	15,194,000
BANCO HIPOTECARIO NACIONAL	8,083,600	163,100	0	0	2,233,000	10,479,700
BANCO NACIONAL DE PANAMÁ	174,373,800	100,958,500	0	0	74,000	275,406,300
CAJA DE AHORROS	106,805,000	1,709,700	0	0	2,171,400	110,686,100
SUPERINTENDENCIA DE MERCADO DE VALORES	3,577,800	108,500	0	0	0	3,686,300
INSTITUTO DE SEGURO AGROPECUARIO	3,238,000	1,523,900	0	0	0	4,761,900

ARTÍCULO 195. Apruébanse los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2012 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,721,059,000	13,631,000	0	13,171,000	1,747,861,000
SUPERINTENDENCIA DE BANCOS	0	476,100	0	0	476,100
BANCO DE DESARROLLO AGROPECUARIO	60,947,000	250,000	0	10,609,000	71,806,000
BANCO HIPOTECARIO NACIONAL	4,768,700	205,400	0	2,400,600	7,374,700
BANCO NACIONAL DE PANAMÁ	1,245,801,100	722,000	0	161,400	1,246,684,500
CAJA DE AHORROS	406,615,300	11,768,800	0	0	418,384,100
SUPERINTENDENCIA DE MERCADO DE VALORES	0	97,500	0	0	97,500
INSTITUTO DE SEGURO AGROPECUARIO	2,926,900	111,200	0	0	3,038,100

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2012:

Ingresos Totales	14,682,000
Menos: Aumento de Reservas	
Ingresos Disponibles	14,682,000
Gastos	14,682,000

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	14,682,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	14,682,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,832,000
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,495,400
310.1.2.3.7.00.	SECTOR PRIVADO	1,495,400
310.1.2.3.7.02.	FECI	1,495,400
310.1.2.4.0.00.	TASAS Y DERECHOS	11,156,600
310.1.2.4.2.00.	TASAS	11,156,600
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	7,768,400
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,388,200
310.1.2.6.0.00.	INGRESOS VARIOS	180,000

310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	50,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	30,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	30,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	30,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,820,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,820,000
310.1.4.2.0.01.	SALDO CORRIENTE	1,820,000

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,103,000
Desarrollo y Regulación Bancaria	7,579,000
Total del Presupuesto de funcionamiento	**14,682,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,682,000**

CAPÍTULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2012:

Ingresos	87,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	87,000,000
Gastos	87,000,000

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	87,000,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	45,750,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	36,000,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	10,000
315.1.2.1.1.00.	ARRENDAMIENTOS	10,000
315.1.2.1.1.01.	ARRENDAMIENTOS	10,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	35,100,000
315.1.2.3.7.00.	SECTOR PRIVADO	35,100,000



315.1.2.3.7.02.	FECI	35,100,000
315.1.2.4.0.00.	TASAS Y DERECHOS	890,000
315.1.2.4.2.00.	TASAS	890,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	890,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,750,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,750,000
315.1.3.1.0.17.	AL SECTOR PRIVADO	9,750,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	41,250,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	35,750,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	2,750,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,750,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	2,750,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,000,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,000,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,000,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,000,000
315.2.2.1.0.00.	CRÉDITO INTERNO	3,000,000
315.2.2.1.4.00.	PRÉSTAMOS	3,000,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	3,000,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,628,181
Servicio de Crédito Agropecuario	6,076,819
Operaciones Financieras	11,348,000
Total del Presupuesto de funcionamiento	**26,053,000**
Inversión	
Crédito Agropecuario	56,017,000
Equipamiento	1,680,000
Rehabilitación de Sucursales	750,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**60,947,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**87,000,000**

CAPÍTULO IV
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2012:





Ingresos Totales	17,854,400
Menos: Aumento de Reservas	
Ingresos Disponibles	17,854,400
Gastos	17,854,400

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	17,854,400
330.1.0.0.0.00.	INGRESOS CORRIENTES	8,358,900
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,322,900
330.1.2.1.0.00.	RENTA DE ACTIVOS	418,000
330.1.2.1.1.00.	ARRENDAMIENTOS	418,000
330.1.2.1.1.01.	ARRENDAMIENTOS	418,000
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,125,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,125,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,125,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	2,764,900
330.1.2.6.0.11.	REINTEGROS	300,000
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,464,900
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	4,036,000
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	4,036,000
330.1.3.1.0.17.	AL SECTOR PRIVADO	4,036,000
330.2.0.0.0.00.	INGRESOS DE CAPITAL	9,495,500
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	9,495,500
330.2.1.1.0.00.	VENTA DE ACTIVOS	2,000,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,000,000
330.2.1.1.1.01.	TERRENOS	2,000,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,495,500
330.2.1.3.7.00.	SECTOR PRIVADO	7,495,500
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,495,500

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,476,100
Operaciones de Creditos	1,957,400
Transferencias Varias	18,600
Operaciones Financieras	4,633,600
Total del Presupuesto de funcionamiento	**13,085,700**

Inversión

Inversiones Propias Del B.H.N.	4,768,700
Total del Presupuesto de inversión	**4,768,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,854,400**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2012:

Ingresos Totales	1,522,090,800
Menos: Aumento de Reservas	
Ingresos Disponibles	1,522,090,800
Gastos	1,522,090,800

ARTÍCULO 206. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,522,090,800
345.1.0.0.0.00.	INGRESOS CORRIENTES	299,071,200
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,334,800
345.1.2.1.0.00.	RENTA DE ACTIVOS	428,500
345.1.2.1.1.00.	ARRENDAMIENTOS	30,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	30,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	398,500
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	398,500
345.1.2.4.0.00.	TASAS Y DERECHOS	13,906,300
345.1.2.4.2.00.	TASAS	13,906,300
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	13,906,300
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	284,736,400
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	264,945,500
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	14,223,300
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	4,879,300
345.1.3.1.0.17.	AL SECTOR PRIVADO	155,572,830
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	90,270,070
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	19,790,900
345.1.3.2.0.27.	POR SECTOR PRIVADO	19,790,900
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,223,019,600
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,223,019,600
345.2.1.1.0.00.	VENTA DE ACTIVOS	10,100,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	10,100,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	10,100,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,212,919,600
345.2.1.3.1.00.	GOBIERNO CENTRAL	550,895,900
345.2.1.3.1.01.	GOBIERNO CENTRAL	550,895,900



345.2.1.3.3.00.	EMPRESAS PÚBLICAS	8,249,400
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,500,000
345.2.1.3.3.38.	AUTORIDAD DE AERONÁUTICA CIVIL	1,315,800
345.2.1.3.3.66.	IDAAN	82,300
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	653,774,300
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	653,774,300

ARTÍCULO 207. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	179,736,800
Operaciones Financieras	235,400
Transferencias Varias	96,317,500
Total del Presupuesto de funcionamiento	**276,289,700**
Inversión	
Crédito Comercial	978,107,500
Obras y Construcciones	16,129,400
Crédito Agropecuario	135,859,200
Crédito Para Vivienda	80,000,000
Equipamiento de Sucursales	35,705,000
Total del Presupuesto de inversión	**1,245,801,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,522,090,800**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2012:

Ingresos Totales	529,070,200
Menos: Aumento de Reservas	
Ingresos Disponibles	529,070,200
Gastos	529,070,200

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	529,070,200
360.1.0.0.0.00.	INGRESOS CORRIENTES	130,781,200
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,000
360.1.2.1.0.00.	RENTA DE ACTIVOS	25,000
360.1.2.1.1.00.	ARRENDAMIENTOS	25,000
360.1.2.1.1.01.	ARRENDAMIENTOS	25,000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	130,756,200
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	130,756,200
360.1.3.1.0.17.	AL SECTOR PRIVADO	130,756,200
360.2.0.0.0.00.	INGRESOS DE CAPITAL	398,289,000
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	295,604,700
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	295,604,700
360.2.1.3.7.00.	SECTOR PRIVADO	295,604,700
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	295,604,700
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	102,684,300
360.2.3.4.0.00.	OTROS	102,684,300
360.2.3.4.0.01.	OTROS	102,684,300

ARTÍCULO 210 Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2012, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	20,005,600
Captación y Colocación	72,096,500
Control de Operaciones	28,141,400
Operaciones Financieras	2,171,400
Fiscalización Gubernamental	40,000
Total del Presupuesto de funcionamiento	**122,454,900**
Inversión	
Hipotecarios y Construcción	122,548,600
Adquisición Inmuebles y Equipo	13,472,700
Otros Préstamos	270,594,000
Total del Presupuesto de inversión	**406,615,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**529,070,200**

CAPÍTULO VII

3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 211. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigenci fiscal de 2012:

Ingresos Totales	3,783,800
Menos: Aumento de Reservas	
Ingresos Disponibles	3,783,800

Gastos	3,783,800

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DE MERCADO DE VALORES	3,783,800
365.1.0.0.0.00.	INGRESOS CORRIENTES	3,783,800
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,783,800
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	2,580,000
365.1.2.4.2.00.	TASAS	2,580,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	2,580,000
365.1.2.6.0.00.	INGRESOS VARIOS	492,000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	489,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000

ARTÍCULO 213. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE MERCADO DE VALORES para la vigencia fiscal de estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,670,500
Regulación del Mercado de Valores	1,113,300
Total del Presupuesto de funcionamiento	**3,783,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,783,800**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2012:

Ingresos Totales	7,800,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,800,000
Gastos	7,800,000

ARTÍCULO 215. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	7,800,000

390.1.0.0.0.00.	INGRESOS CORRIENTES	7,770,000
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,770,000
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,100,900
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,100,900
390.1.2.1.4.10.	PRIMAS DE SEGURO	6,100,900
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,658,600
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,658,600
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,658,600
390.1.2.6.0.00.	INGRESOS VARIOS	10,500
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,500
390.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000

ARTÍCULO 216. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2012 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,372,406
Seguro Agropecuario	3,500,694
Total del Presupuesto de funcionamiento	**4,873,100**
Inversión	
Equipamento	139,500
Infraestructura	596,700
Garantía para actividad agropecuaria	2,190,700
Total del Presupuesto de inversión	**2,926,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,800,000**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 217. PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 218. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2012.

ARTÍCULO 219. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 220. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 221. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 222. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 223. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley del Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 224. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.



Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 225. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª

INGRESOS O RENTAS

ARTÍCULO 226. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 227. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como



sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 228. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para los efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 229. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los



primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 230. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 231. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 232. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 233. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de

Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda y Ordenamiento Territorial; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 234. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 235. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 236. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 237. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 238. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.



Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 239. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 240. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.



ARTÍCULO 241. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión y al presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 242. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.



Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004- Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 243. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 244. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 245. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.

Los contratos de consultorías con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 246. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la



República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 247. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 248. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.
2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 249. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios:

Directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.350.00 diarios.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos recibirá el 50% de la diferencia del viático establecido para misiones oficiales.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

ARTÍCULO 250. VIAJES DE FUNCIONARIOS AL EXTERIOR. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director general de ingresos, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un director nacional de una entidad y se encuentre acompañado de un ministro o viceministro, el ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

ARTÍCULO 251. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y





ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 252. PAGO DE OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 253. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 254. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizarán conforme lo dispone la ley.

ARTÍCULO 255. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la



República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, así como los asistentes, la secretaria del ministro y el personal de seguridad del ministro o viceministro que así lo requieran por la naturaleza de sus funciones y los hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 256. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3.ª

EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 257. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.



El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 24 del Texto Único de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 258. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 259. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 244.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 260. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 261. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de



Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 262. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 263. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 264. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del Presupuesto de Inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 265. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a



la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 266. REGISTRO DE LAS INVERSIONES FINANCIERAS DEL BANCO NACIONAL DE PANAMÁ, LA CAJA DE AHORROS Y LA CAJA DE SEGURO SOCIAL. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 267. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 268. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 269. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales y del Servicio de la Deuda Pública, cuando correspondan a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.
3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.



5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 270. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 271. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 272. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 273. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.



Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 274. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 275. GASTO TRIBUTARIO. Son las concesiones o exenciones (subsidios u otros) a una estructura tributaria que reducen la recaudación de ingresos del Gobierno.

El Ministerio de Economía y Finanzas registrará el gasto tributario a través de la Dirección Nacional de Contabilidad, la cual las coordinará con la Dirección General de Ingresos, las entidades ejecutoras del Gobierno Central que den reconocimiento a este tipo de gastos y la Contraloría General de la República.

Con la finalidad de mantener el equilibrio presupuestario, se autoriza al Ministerio de Economía y Finanzas para que realice las modificaciones en ejecución del gasto tributario.

ARTÍCULO 276. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 277. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 278. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 279. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un Informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 280. REASIGNACIÓN DE PARTIDAS PRESUPUESTARIAS. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 281. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de 2012.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 282. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 283. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de 2012 se realizará hasta el 30 de abril de 2013.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.



ARTÍCULO 284. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTICULO 285. USO DEL SALDO EN CAJA Y BANCO DISPONIBLE. El uso del saldo en caja y banco disponible deberá incorporarse mediante crédito adicional al Presupuesto vigente. Una vez aprobado este crédito adicional, este saldo en caja y banco no podrá utilizarse en traslado de partida a otro programa o proyecto.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 286. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 287. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 288. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá



únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 289. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 290. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 291. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.



ARTÍCULO 292. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 293. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá seis meses de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 294. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que las evaluará y autorizará.

ARTÍCULO 295. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gastos autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 296. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 297. CONTRATACIONES QUE CELEBRE EL PROGRAMA DE AYUDA NACIONAL-PAN. Los contratos que celebre el Programa de Ayuda Nacional-PAN estarán exceptuados de la aplicación de la Ley 22 de 2006 hasta el 31 de diciembre de 2012.

ARTÍCULO 298. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero de 2012, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 299. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 300. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 301. VIGENCIA. Esta Ley comenzará a regir el 1 de enero de 2012.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 361 de 2011 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los tres días del mes de octubre del año dos mil once.

El Presidente,

Héctor E. Aparicio Díaz

El Secretario General,

Wigberto E. Quintero G.



ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, DE 11 DE octubre DE 2011.

RICARDO MARTINELLI BERROCAL
Presidente de la República

FRANK DE LIMA
Ministro de Economía y Finanzas